SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)
THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $1.00 per share
Class B Common Stock, par value $1.00 per share
Class C Common Stock, par value $1.00 per share
(Title of Class of Securities)

Class A 121164107
Class B 121164206
Class C None
(CUSIP Number of Class of Securities)

Paul N. Wojcik Chairman and Chief Executive Officer The Bureau of National Affairs, Inc. 1801 South Bell Street Arlington, Virginia 22202 (703) 341-3000	Eunice Lin, Esq. Executive Vice President and General Counsel The Bureau of National Affairs, Inc. 1801 South Bell Street Arlington, Virginia 22202 (703) 341-3000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:.

Michael P. Rogan
Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, D.C. 20005
(202) 371-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is The Bureau of National Affairs, Inc., a Delaware corporation (“BNA” or the “Company”), and the address of the principal executive offices of the Company is 1801 South Bell Street, Arlington, Virginia 22202. The telephone number for the Company’s principal executive offices is (703) 341-3000.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates to the Class A common stock, par value $1.00 per share, of the Company (the “Class A Shares”), the Class B common stock, par value $1.00 per share, of the Company (the “Class B Shares”) and the Class C common stock, par value $1.00 per share, of the Company (the “Class C Shares” and, together with the Class A Shares and the Class B Shares, the “Shares”). As of the close of business on August 24, 2011, 9,597,017 Class A Shares, 15,513,363 Class B Shares and 6,450 Class C Shares were issued and outstanding. The Class B Shares and the Class C Shares are not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 — “Subject Company Information — Name and Address” above, which information is incorporated herein by reference. The Company’s website is www.BNA.com. The information on the Company’s website should not be considered part of this Statement.

Tender Offer and Merger

This Statement relates to the cash tender offer by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Bloomberg Inc., a Delaware corporation (“Bloomberg” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 31, 2011, (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) as filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $39.50 per share, net to the seller in cash (such price per Share, or, if increased, such higher price per Share, the “Offer Price”), without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, and any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 24, 2011 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

The Offer is not subject to any financing condition. The Offer is conditioned upon there being validly tendered and not properly withdrawn, prior to the expiration of the Offer, a number of Class A Shares which represents a majority of the Class A Shares outstanding on a fully diluted basis as of the expiration of the Offer (the “Minimum Condition”) and other conditions as set forth in Annex A to the Merger Agreement. The Company believes that the Minimum Condition would be satisfied if 4,798,509 Class A Shares are validly tendered and not properly withdrawn prior to expiration of the Offer.

The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into BNA (the “Merger”). Following the consummation of the Merger, BNA will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Bloomberg. As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer (other than Shares that are held by BNA, Bloomberg, Purchaser or any wholly-owned subsidiary of Bloomberg, or Shares held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any applicable withholding taxes (the “Merger Consideration”).

If Bloomberg, Purchaser or any other subsidiary of Bloomberg acquire at least 90% of the outstanding Class A Shares following the consummation of the Offer, then Bloomberg and Purchaser will consummate the Merger pursuant to the short-form merger procedures under the DGCL as soon as practicable following such acquisition. Purchaser may, but is not required to, provide for a “subsequent offering period” pursuant to Rule 14d-11 under the Exchange Act and in accordance with the Merger Agreement following the consummation of the Offer.

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase. The Merger Agreement governs the contractual rights among BNA, Bloomberg and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Statement to provide BNA’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about BNA in BNA’s public reports filed with the SEC. In particular, the representations and warranties contained in the Merger Agreement are subject to certain limitations agreed upon by Bloomberg, Purchaser and BNA in the Merger Agreement, in some cases subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules that were provided by BNA in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Bloomberg, Purchaser and BNA, and establishing the circumstances under which Bloomberg and Purchaser would have the right not to consummate the Offer or the Merger, or under which a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact.

According to the Offer to Purchase, Purchaser’s and Bloomberg’s principal executive offices are located at 731 Lexington Avenue, New York, NY 10022, and the telephone number of their principal executive offices is (212) 318-2000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The information statement issued pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder (the “Information Statement”), that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3 — “Past Contacts, Transactions, Negotiations and Agreements,” Item 4 — “The Solicitation or Recommendation” below or in the Information Statement attached hereto as Annex B or as incorporated by reference into this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Agreements with Parent, Purchaser or their Affiliates

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Confidentiality Agreement

Effective May 11, 2011, the Company and Bloomberg L.P., a subsidiary of Parent, entered into a Confidentiality Agreement (the “Confidentiality Agreement”) that governs the disclosure of any proprietary information of the Company by Bloomberg L.P. or its affiliates (including Parent and Purchaser) and its other representatives, as well as the disclosure by either party or its affiliates or other representatives of information concerning the transaction. As a condition to being furnished proprietary information, Bloomberg L.P. agreed, among other things, to keep, and to cause its affiliates and other representatives to keep, such proprietary information confidential and to use it only for specified purposes.

In addition, Bloomberg L.P. agreed, that for a period of two years after the date of the Confidentiality Agreement, without the prior written consent of the Company’s Board of Directors (the “Company Board”), neither it nor its controlled affiliates will take certain actions with respect to the Company, including acquiring or proposing to acquire any Shares or any assets of the Company or its subsidiaries, participating in any solicitation of proxies to vote any Shares, making any public disclosure that would require public announcement by the Company with respect to any of the foregoing or otherwise acting, alone or in concert with others to seek control of the Company.

Bloomberg L.P. also agreed that for 18 months from the date of the Confidentiality Agreement, subject to certain exceptions, it will not directly or indirectly solicit for employment any person who was as of the date of the Confidentiality Agreement employed by the Company or any of its subsidiaries and who is identified by Bloomberg L.P. as a result of its evaluation of a potential transaction with the Company. Bloomberg L.P. further agreed that neither it nor any of its affiliates or other representatives will, for a period of three years from the date of the Confidentiality Agreement, use any material used to evaluate a potential transaction with the Company to divert or attempt to divert any business or customer of the Company to any other person. The foregoing summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Overview

The Shares held by the Company’s directors and executive officers will be treated in the same manner as outstanding Shares held by other stockholders. As of August 24, 2011, BNA’s directors and executive officers owned 1,350,391 Shares in the aggregate. If the directors and executive officers tendered all of their Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $53.3 million in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Aside from their interests as stockholders of the Company, BNA’s directors and executive officers have interests in the Offer and Merger that may be different from, or in addition to, the interests of BNA’s stockholders generally. In considering the recommendation of the Company Board that you tender your Shares pursuant to the Offer, you should be aware of these interests. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As discussed below, these interests include receipt of the following types of payments and benefits that are triggered by or otherwise relate to the Offer and Merger:

•	cash payments and other benefits under severance arrangements;

•	cash retention payments under certain circumstances;

•	funding of certain benefits; and

•	the provision of certain continued employee benefit, indemnification and insurance arrangements pursuant to the Merger Agreement.

The Executive Compensation Committee of the Company Board (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth below as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Severance Arrangements

BNA is required to provide payments to each executive officer in certain circumstances upon the termination of the officer’s employment occurring after a change in control of BNA. The consummation of the Offer will constitute a change in control of BNA for this purpose.

The executive officers of BNA who are covered by severance arrangements as of the date of the Merger Agreement are Paul N. Wojcik (Chairman and Chief Executive Officer), Gregory C. McCaffery (President and Chief Operating Officer), Robert P. Ambrosini (Executive Vice President and Chief Financial Officer), Carol A. Clark (Executive Vice President and Chief Information Officer), Eunice F. Lin (Executive Vice President and General Counsel), Cynthia J. Bolbach (Executive Vice President and Corporate Secretary), Gilbert S. Lavine (Treasurer), and James R. Schneble (Corporate Controller). The principal payment terms of the severance arrangements are summarized below, and the amounts payable to the officers in accordance with the terms of the arrangements are set forth under “Quantification of Payments and Benefits.”

Each of Messrs. Wojcik, McCafferey, Ambrosini, and Ms. Clark, Ms. Lin and Ms. Bolbach are party to individual severance agreements with BNA that, subject to a release of claims and compliance with a one-year non-solicitation and non-competition covenant, provide severance payments and benefits if their employment is terminated by BNA without “cause” (as described below) or such executive terminates employment for “good reason” (as described below) within two years following consummation of the Offer (or before consummation of the Offer in certain limited circumstances where Bloomberg takes actions that are adverse to the executives’ employment conditions). Those benefits consist of: a lump-sum severance payment of two times (three times in the case of Messrs. Wojcik and McCaffery) the executive’s base salary as in effect immediately prior to the date of termination or, if higher, as in effect immediately prior to the first occurrence of an event or circumstance constituting good reason; a pro-rata portion of the executive’s target annual bonus under any annual bonus or incentive plan in respect of the period in which the termination occurs; two years

(three years in the case of Messrs. Wojcik and McCaffery) continuation of substantially similar medical and life benefits; as applicable, an additional two years (three years in the case of Messrs. Wojcik and McCaffery) age and service credit for post-retirement medical benefit purposes; outplacement services suitable to the executive’s position for two years (three years in the case of Messrs. Wojcik and McCaffery) or, if earlier, until acceptance of other employment; and, as applicable, continuation of perquisites for one year.

As defined in the individual severance agreements, “cause” means: (i) the willful and continued failure by the executive to substantially perform the executive’s duties (other than by reason of physical or mental illness or after the issuance of a notice of termination for good reason) that has not been cured within 30 days after a written demand for substantial performance or (ii) the willful engaging by the executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries. No act, or failure to act, on the executive’s part will be deemed “willful” for this purpose unless done, or omitted to be done, by the executive not in good faith and without reasonable belief that the executive’s act, or failure to act, was in the best interest of the Company.

As defined in the individual severance agreements, “good reason” means any of the following circumstances if the executive gives notice thereof within 90 days following its occurrence: (i) the assignment to the executive of duties inconsistent with the executive’s status as an executive officer of the Company or a substantial adverse alteration in the nature or status of the executive’s responsibilities from those in effect immediately prior to consummation of the Offer other than any such alteration primarily attributable to the fact that the Company may no longer be a public company; (ii) a reduction by the Company in the executive’s annual base salary; (iii) the relocation of the executive’s principal place of employment to a location more than 30 miles from the executive’s principal place of employment immediately prior to consummation of the Offer or the Company’s requiring the executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the executive’s present business travel obligations; (iv) the failure by the Company to pay to the executive any portion of the executive’s current compensation, or to pay to the executive any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven days of the date such compensation is due; (v) the failure by the Company to continue in effect any material compensation plan in which the executive participates which is material to the executive’s total compensation, including without limitation any annual incentive plans, unless an equitable arrangement has been made with respect to such plan, or the failure by the Company to continue the executive’s participation therein on a basis not materially less favorable, both in terms of the amount or timing of payment of benefits provided and the level of the executive’s participation relative to other participants; or (vi) the failure by the Company to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under any of the Company’s pension, savings, life insurance, medical, health and accident, or disability plans in which the executive was participating (except for immaterial changes and across the board changes similarly affecting all executives of the Company and all executives of Bloomberg), the taking of any other action by the Company, which would directly or indirectly materially reduce any of such benefits or deprive the executive of any material fringe benefit enjoyed by the executive, or the failure by the Company to provide the executive with the number of paid vacation days to which the executive is entitled on the basis of years of service with the Company in accordance with the Company’s normal vacation policy.

The other executive officers (Messrs. Lavine and Schneble) are covered by a severance plan that, subject to a release of claims, provides a lump-sum severance payment equal to four weeks of base salary for each year of service with the Company (but not less than 26 weeks or more than 56 weeks of base salary) if their employment is terminated by BNA without “cause” (as defined above in regard to the other executive officers) or such executive terminates employment for “good reason” within one year following consummation of the Offer. For these purposes, “good reason” means any of the following circumstances if the executive gives notice thereof within 90 days following its occurrence: (i) the assignment to the executive of duties materially inconsistent with the executive’s status as a management employee of the Company or a substantial adverse alteration in the nature or status of the executive’s responsibilities from those in effect immediately prior to consummation of the Offer, other than any such alteration primarily attributable to the fact that the Company may no longer be a public company; (ii) a material reduction by the Company in the executive’s annual base salary; or (iii) the relocation of the executive’s principal place of employment to a location more than 30 miles from the executive’s principal place of employment immediately prior to consummation of the Offer or the Company’s requiring the executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the executive’s present business travel obligations. The severance payments to Messrs. Lavine and Schneble would be reduced to the extent they would cause a loss of a federal income tax deduction under the golden parachute rules of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

Retention Program

The Company has put in place a retention program for each of the executive officers, other than Mr. Lavine, that provides generally for a payment equal to a percentage of the executive’s base salary: 75% for Messrs. Wojcik, McCaffery and Ambrosini, 50% for Mr. Schneble, and 25% for Ms. Clark, Ms. Lin and Ms. Bolbach. One half of the benefit amount would be payable upon consummation of the Offer with the remainder paid six months later, in each case provided generally that the executive remains employed at that time. If neither the Offer is consummated nor any other change in control of the Company occurs before August 24, 2013, the benefit amount would then be payable, again provided generally that the executive remains employed at that time. Upon termination of the executive’s employment by reason of death or disability, by the Company without “cause” (as defined above in regard to the severance arrangements) or by the executive for “good reason” (as defined above in regard to the severance arrangement in place for Mr. Schneble), any remaining benefit amount would be payable in full, subject to execution of a release of claims. Payments under this retention program would be reduced to the extent they would cause a loss of a federal income tax deduction under the golden parachute rules of Section 280G of the Code.

Quantification of Payments and Benefits

The following tables and related footnotes set forth the approximate amounts of the payments and benefits that each executive officer of BNA would receive in connection with the Offer and the Merger, determined as if the Offer had been consummated on August 31, 2011, the latest practicable date prior to the filing of this Schedule 14D-9 and assuming that the employment of each executive officer was terminated by the Company without cause or by the officer for good reason on such date. The dates used have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Potential Payments to Named Executive Officers

The table below and the related footnotes relate to BNA’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers, as determined for purposes of the Company’s most recent annual proxy statement, who are referred to as BNA’s “named executive officers.”

Name	Cash ($)(1)	Perquisites/Benefits ($)(2)	Total ($)(3)

Paul N. Wojcik	2,644,550	95,411	2,739,961
Gregory C. McCaffery	2,038,750	95,411	2,134,161
Robert P. Ambrosini	971,626	64,907	1,036,533
Carol A. Clark	515,096	50,262	565,358
Eunice F. Lin	576,059	36,748	612,807

(1)	As described above, the amounts set forth under the column entitled “Cash” for each named executive officer consist of (a) a lump-sum severance payment equal to a multiple of base salary and (b) a pro-rata portion of the executive’s target annual bonus for 2011 and (c) a retention benefit equal to a specified percentage of the executive’s base salary. The full amount of the retention benefit would be paid if the executive’s employment continued for six months following consummation of the Offer.

The following table shows the severance attributable to salary and pro-rata bonus, respectively, and the amount attributable to the retention benefit, included in the amount set forth in the column captioned “Cash” in the table above for each named executive officer:

	Severance	Severance
Name	(Salary) ($)	(Bonus) ($)	Retention ($)

Paul N. Wojcik	2,043,000	90,800	510,750
Gregory C. McCaffery	1,575,000	70,000	393,750
Robert P. Ambrosini	673,960	44,931	252,735
Carol A. Clark	432,248	28,817	54,031
Eunice F. Lin	483,406	32,227	60,426

(2)	The amounts set forth under the column captioned “Perquisites/Benefits” are for outplacement costs ($30,000 for Messrs. Wojcik and McCaffery and $20,000 for the other executives) with the balance attributable to continuation of medical and life insurance benefits, determined in each case as if the executive terminated employment and received the benefits for the entire applicable severance period (three years for Messrs. Wojcik and McCaffery and two years for the other executives).

(3)	Payments under the retention program would be reduced to the extent they would cause a loss of a federal income tax deduction under the golden parachute rules of Section 280G of the Code, and accordingly the amounts payable to the executives could be less than those shown in the “Retention” column above. The amount of such reduction, if any, cannot be finally determined at this time.

Potential Payments to Other Executive Officers

The table below relates to the executive officers other than the named executive officers:

Name	Cash ($)(1)	Perquisites/Benefits ($)(2)	Total ($)(3)

Cynthia J. Bolbach	330,595	36,748	367,343
Gilbert S. Lavine	242,433	0	242,433
James R. Schneble	377,662	0	377,662

(1)	Represents cash severance and (except for Mr. Lavine) retention payments.

(2)	Represents the value of outplacement costs ($20,000) with the balance attributable to continuation of medical and life insurance benefits, determined in each case as if Ms. Bolbach terminated employment and received the benefits for the entire two-year severance period.

(3)	Payments under the retention program and the severance benefits for Messrs. Lavine and Schneble would be reduced to the extent they would cause a loss of a federal income tax deduction under the golden parachute rules of Section 280G of the Code, and accordingly the amounts payable to the executives could be less than those shown above. The amount of such reduction, if any, cannot be finally determined at this time.

Funding of Supplemental Retirement Plan Obligations

BNA maintains a Supplemental Retirement Plan (the “SRP”) that provides benefits that may not be provided under its tax-qualified defined benefit retirement plan because of limitations imposed under the Code. Benefits under the SRP will not be enhanced by reason of the Offer or Merger. However, pursuant to the terms of a grantor trust first established in 1996, BNA must make a contribution to the trust on or before September 13, 2011, that, subject to claims of general creditors, will be dedicated to payments that the Company must make in any event under the SRP. The amount of the contribution will equal the present value (determined based on the actuarial assumptions applicable under the qualified retirement plan) of the benefit of all the participants (including certain executive officers and one director who is a former employee) in the SRP as of the date of the contribution. Those amounts for those executive officers and that director equal approximately: Mr. Wojcik, $2,232,885; Mr. McCaffery, $407,635; Ms. Clark, $131,505; Ms. Lin, $6,866; and Mr. Korphage, $188,009.

Benefit Arrangements with the Surviving Corporation

The Merger Agreement requires that, from the Effective Time until the second anniversary of the Effective Time, Bloomberg will provide, or cause the Surviving Corporation to provide, to each employee (including the executive officers) who continues in employment, compensation and benefits that are no less favorable in the aggregate than those provided by the Company immediately before the Effective Time (determined without regard to any equity incentive awards or cash bonuses under the Company’s profit-sharing plan). In addition, in respect of each employee who is not subject to a collective bargaining agreement (including the executive officers) and who is either currently eligible for retiree medical and life benefits from the Company or who could become eligible for such benefits if they remained employed through at least February 24, 2013 (which collective group includes Ms. Bolbach, Ms. Clark, Ms. Lin, Mr. McCaffery, Mr. Wojcik, Mr. Lavine, and Mr. Schneble), such retiree medical and life benefits will not be reduced or terminated unless a similar reduction or termination is effected for all otherwise similarly situated Company retirees then receiving such benefits.

Effect of the Offer and the Merger on Directors’ and Officers’ Indemnification and Insurance

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred. The Company’s bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

The Merger Agreement requires the Surviving Corporation to cause its organizational documents to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former directors, officers, and employees of the Company and its subsidiaries as are provided in the Company’s By-Laws for a period of six years from the Effective Time. In addition, the Merger Agreement requires Parent and the Surviving Corporation to maintain the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance policies (collectively, “D&O Insurance”) (or substitute insurance of substantially equivalent coverage and amounts containing terms that are no less favorable to the indemnified parties) for six years following the Effective Time. However, neither Parent nor the Surviving Corporation will be required to pay annual premiums in excess of 250% of the current annual premiums paid by the Company for such insurance.

If any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any individual who is now, or who has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent of the Company, on or prior to the sixth anniversary of the Effective Time, the provisions with respect to indemnification and D&O Insurance in the Merger Agreement shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation. Parent has agreed to pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons subject to the D&O Insurance in connection with their successful enforcement of their rights provided in Merger Agreement. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, the Merger Agreement requires that proper provision be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations with respect to indemnification and D&O Insurance that are set forth in the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board

The Company Board, at a special meeting held on August 24, 2011, unanimously (1) determined that the Merger Agreement is advisable, (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of the Company and its stockholders, and (3) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Accordingly, and for the other reasons described in more detail below, the Company Board unanimously recommends that BNA’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and, if required by Delaware law, that the BNA Class A stockholders adopt the Merger Agreement.

Background of the Transaction

The Company’s Board and executive officers regularly review and assess the Company’s business operations, competitive position and strategic plan with a goal of enhancing stockholder value. In connection with these periodic reviews, the Company Board has, from time to time in the ordinary course of business, received presentations and advice from Evercore Group L.L.C. (“Evercore”) regarding market conditions for a potential transaction involving a sale of the Company.

In the Fall of 2010, Company management participated in several meetings with management of Bloomberg (or its legal research subsidiary) to discuss possible licensing arrangements between the parties, or the potential for another form of strategic partnership. No agreement was ultimately reached at that time.

At a regularly scheduled meeting of the Company Board on March 10, 2011, Evercore made a presentation to the Company Board regarding current market conditions and the strength of BNA’s financial position. Also in attendance at this meeting was Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), special counsel to the Company. The Company Board considered key market, industry and Company-specific trends and their potential impacts on the Company’s strategic plan, and Evercore discussed the process considerations related to a potential sale of the Company. The Company Board expressed its support for Paul Wojcik, Chairman and Chief Executive Officer of BNA, to consider the process further relating to a potential sale of the Company.

On April 16, 2011, the Company Board held a regularly scheduled meeting, during which the discussion included the Company’s strategic plans, future outlook and the process for soliciting indications of interest for a potential change of control transaction. The Company Board also discussed the terms of a proposed engagement of Evercore as its financial advisor for the potential transaction. It was concluded that management should initiate a process to determine whether a successful sale transaction could be achieved. Evercore was then engaged as the financial advisor for such a process.

During the last two weeks of April 2011, BNA, Evercore and Skadden worked to prepare materials necessary for an auction process, including a confidential information memorandum and confidentiality agreements. Beginning on May 6, 2011, Evercore contacted 17 potential strategic purchasers or financial sponsor purchasers who either owned strategic assets or were partnered with strategic purchasers, including a May 7, 2011 conversation with Daniel Doctoroff, Chief Executive Officer and President of Bloomberg. Following these conversations, Evercore provided Bloomberg and nine other potential auction participants with a confidentiality agreement. On May 11, 2011, representatives of Skadden and Willkie Farr & Gallagher LLP (“Willkie”), counsel to Bloomberg, negotiated certain terms of the confidentiality agreement between Bloomberg and BNA, which was entered into as of May 11, 2011. The Company negotiated and entered into confidentiality agreements with six other potential bidders. Among other things, the confidentiality agreement with Bloomberg contained a standstill restriction that, in accordance with and subject to the terms of the confidentiality agreement, prohibited Bloomberg from making an unsolicited offer to acquire BNA’s stock for two years from the date of the agreement. The confidentiality agreements entered into with the other six potential bidders included similar standstill restrictions for eighteen months to two years.

Beginning on May 17, 2011, Evercore distributed the confidential information memorandum to representatives of the bidders that had executed confidentiality agreements. Evercore also provided each recipient of the confidential information memorandum with instructions for submission of a preliminary nonbinding proposal, stating that the Company would entertain all-cash offers to acquire all of the outstanding stock of the Company. During the period from May 26, 2011 through June 15, 2011, Mr. Wojcik and other BNA executives participated in preliminary informational phone conversations with certain potential bidders. Based on its evaluation of financial and other information provided in the confidential information memorandum and certain discussions with management, on June 7, 2011, Bloomberg submitted a preliminary nonbinding proposal, in which it indicated a potential purchase price of $750 to $850 million for the outstanding BNA shares, or roughly $30 to $33 per share. Four other bidders submitted preliminary indications of interest on or after June 7, 2011 in the range of approximately $600 to $890 million, or $23.78 to $35.00 per share.

On June 9, 2011, at a regularly scheduled meeting of the Company Board, Mr. Wojcik updated the Company Board on the preliminary indications of interest that had been received and the possible next steps. Following evaluation of the proposals received and discussion of the process that would follow, including the potential for the final bids to show improved valuation following a more detailed due diligence review, the Company Board expressed its support for BNA management and Evercore to proceed with the next step of the auction process with Bloomberg and the three other highest bidders, referred to herein as Company A, Company B and Company C, all information services and publishing companies.

On June 16, 2011, BNA granted access to Bloomberg and Company A, B and C to BNA’s online dataroom in order to continue their due diligence investigations. The dataroom contained additional confidential due diligence materials regarding financial, commercial, legal and other matters. On June 30, 2011, members of Bloomberg’s management and their representatives from Geller & Company met with members of BNA’s management and their representatives from Evercore. At this meeting, BNA executives made a presentation regarding its business and operations. BNA held similar meetings in late June and early July with the management of Company A and Company B. Company C indicated that timing and resource issues prevented it from continuing to pursue the transaction.

On July 13, 2011, Evercore distributed to Bloomberg, Company A and Company B final instructions for submission of a firm offer for a potential transaction with BNA, indicating that the Company Board would evaluate firm offers based, in part, on (i) valuation, (ii) timetable for completing the transaction, (iii) certainty of closing the transaction, and (iv) the extent and nature of revisions to the form of merger agreement that was provided to Bloomberg, Company A and Company B with the offer instructions. During July and the first half of August, BNA continued to provide extensive due diligence information, update the online dataroom, and hold conference calls for due diligence purposes with Bloomberg, Company A and Company B. Also during this time, representatives of legal counsel to Company A and Company B had several discussions with representatives of Skadden regarding certain terms of the proposed merger agreement. On August 10, 2011, Mr. Wojcik met with the CEO of Company A to discuss the potential transaction. On August 15, 2011, Mr. Wojcik met with Mr. Doctoroff and discussed their respective views of a Bloomberg/BNA combination, and the next day Mr. Wojcik had a discussion with Bloomberg’s representative, Mr. Martin Geller.

On August 16, 2011 and the days immediately following, the Company received proposed revisions to the form of merger agreement from each of Bloomberg, Company A and Company B. Company A submitted an offer for $35 per share. Company B indicated verbally a value of $37 per share, noting that this valuation still remained subject to board authorization. Bloomberg indicated that its valuation was at least $35 per share but that it would not confirm a final price unless the Company agreed to execute an exclusivity agreement, providing that the Company would work exclusively with Bloomberg for a specified period to reach agreement. The revisions to the merger agreement provided by Company B, unlike that submitted by Company A and Bloomberg, did not accept the proposed terms of the merger agreement relating to the standards required with respect to obtaining antitrust approval, which required the purchaser to bear the antitrust risk associated with the transaction. BNA’s antitrust counsel from Skadden indicated a high likelihood that antitrust regulators would require detailed information with respect to both Company A and B, but that Bloomberg did not present similar concerns in light of the nature of its business and the pro-competitive benefits of a Bloomberg/BNA combination. Antitrust counsel for the Company indicated that the approval process with respect to Company A or Company B could take many months.

The Company directed its representatives at Evercore to indicate to each of Bloomberg, Company A and Company B that the Company would not provide feedback on price components of the offer but intended to work with all of the bidders to negotiate the merger agreements during the course of the week. Each of Bloomberg, Company A and Company B agreed to this process. Representatives of Skadden provided feedback to each of the bidders regarding the key terms of their proposed merger agreements during the period of August 18 to 20, 2011. On August 19, 2011, all three bidders were told that the Company had scheduled a board meeting on Tuesday, August 23, 2011 and that they should submit their “best and final” proposals on Monday, August 22, for consideration by the Company Board. In addition, the Company expressed to each of Bloomberg, Company A and Company B the Company’s intention to continue to negotiate the terms of the merger agreements with the bidders over the weekend, with a view to each bidder submitting the most attractive merger agreement possible. On August 21 and 22, 2011, representatives of Skadden negotiated terms of revised merger agreements with representatives for each of Bloomberg, Company A and Company B. In addition, management of the Company and representatives of Skadden had discussions with Company B and its legal counsel regarding the allocation of risk related to antitrust clearance. During this time period, Mr. Wojcik also had discussions with representatives from Company A and Company B regarding the final bid process.

Prior to the August 23rd board meeting, the Company received revised proposals from each of the prospective bidders. Company A increased its proposal to $38.50 per share. Company B increased its proposal to $40 per share and indicated a continuing unwillingness to modify its stance with respect to its obligation to close the transaction in the face of an unfavorable regulatory demand; Company B proposed mitigating the Company’s exposure to antitrust risk by including a 6% reverse termination fee. Bloomberg indicated that it would offer $39.50 if the Company would agree to execute an exclusivity agreement and work toward executing a final transaction agreement in the following days. Although this offer was originally conditioned on the Company not paying the regular semi-annual $0.23 per share dividend scheduled to be paid in September, follow-up discussions between representatives of the Company and Bloomberg suggested that a mutually-agreeable resolution of this issue was likely.

On August 23, 2011, the Company Board held a special meeting at BNA’s headquarters in Arlington, Virginia to discuss the final proposals and contract terms received from Bloomberg, Company A and Company B. This meeting was temporarily adjourned, and reconvened at a nearby hotel, following the earthquake that struck the Virginia area that afternoon, which caused evacuation and closure of BNA’s headquarters. At the meeting, board members received information about their duties under Delaware law and related matters in connection with their consideration of a potential transaction. Mr. Wojcik reviewed with the Company Board the background and history related to BNA’s consideration of a potential transaction and updated the Company Board on the process that led to the submission of the three “best and final” nonbinding proposals. Representatives of Evercore reviewed the financial aspects of the proposals. Representatives from Skadden reviewed and compared terms of the proposals from each of Bloomberg, Company A and Company B and discussed the terms of the merger agreements, including (i) conditions to the tender offer; (ii) deal protection measures; (iii) efforts contractually required to obtain antitrust approvals; (iv) the composition of the Company Board following completion of the tender offer; (v) covenants with respect to employee matters; (vi) interim operating covenants; and (vii) termination rights and associated fees. Antitrust counsel to the Company provided an analysis of the anticipated response of regulators with respect to a proposed transaction with each of the potential bidders, and compared in greater detail the concerns associated with a transaction with Company B as compared to Bloomberg.

At this meeting, the Company Board also received a presentation from Skadden with respect to certain change in control, severance and retention plans and agreements that the Executive Compensation Committee of the Company Board would be considering for approval and recommendation to the Company Board. Following this discussion, representatives of Skadden discussed with the Company Board the possible timeline for a transaction and Bloomberg’s request for an exclusivity agreement. The directors asked a number of questions regarding the proposals, including questions related to obtaining antitrust clearance for a transaction with either Company B or Bloomberg and the anticipated timeline. Mr. Wojcik expressed his concerns regarding a lengthy period of regulatory review and the risks to the Company of entering into a transaction that is not ultimately closed or not closed in a timely manner due to regulatory demands. The directors discussed other benefits of a sale of the Company and the Bloomberg transaction in particular, following which the Company Board unanimously approved entering into an exclusivity agreement with Bloomberg and directed BNA management and Skadden to continue negotiations on the merger agreement.

Following the board meeting, representatives of Skadden continued discussions with representatives of Willkie on the remaining open points in the transaction, including in particular certain open points with respect to representations and warranties of the Company, the scope of certain negative covenants, certain termination rights, and the circumstances under which a payment of expenses would be required. An agreement was reached between the parties with respect to certain of these terms.

In the afternoon of August 24, 2011, the Company Board met again at BNA’s headquarters. Representatives from Skadden updated the Company Board on the negotiations with Bloomberg that had taken place since the conclusion of the August 23rd board meeting, and noted a few remaining issues to be resolved in the merger agreement. A discussion followed of certain terms of the agreement as currently agreed to between the parties. Representatives of Evercore reviewed the financial terms of the proposed transaction again and Evercore’s financial analysis with respect to the proposed transaction, following which Evercore delivered its oral opinion, which was subsequently confirmed in writing, that, as of August 24, 2011, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration of $39.50 per share of Company common stock was fair, from a financial point of view, to the holders of the Company common stock. See the section entitled “Opinion of the Company’s Financial Advisors” beginning on page 17 and the opinion which is filed as Annex A hereto and incorporated by reference. Also at this meeting, the Executive Compensation Committee of the Company Board and representatives from Skadden reported to the Company Board on the outcome of an Executive Compensation Committee meeting that preceded the Company Board meeting and the approval of the change in control, severance and retention programs discussed previously. Following discussion of these terms, the five disinterested directors of the Company Board approved the recommendation of the Executive Compensation Committee to adopt these programs. Representatives of Skadden also discussed with the Company Board, and the Company Board later approved, resolutions proposed with respect to the suspension of purchases and sales of the Company’s stock under its Stock Ownership and Transfer Plan as well as certain amendments to the Company’s 401(k) plan that were proposed to address certain technical aspects of the plan, to eliminate purchases and sales of the Company’s stock under the plan and to make clear that plan participants would be entitled to provide direction as to the tendering of Company shares credited to them under the plan. Following this discussion, the Company Board unanimously determined that the terms of the Merger Agreement, including the merger, the offer, and the other transactions contemplated thereby, on the terms and conditions set forth therein, are fair to and in the best interests of the stockholders of the Company and authorized BNA management to execute the Merger Agreement on the terms described to the Company Board and with such additional revisions of the remaining open points discussed at the meeting, as agreed to by the parties.

On the evening of August 24, 2011, representatives of Skadden and Willkie negotiated the final open points, after which the management of Bloomberg and BNA executed the Merger Agreement. A joint press release announcing the transaction was issued on the morning of August 25, 2011.

Reasons for the Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board relied on its knowledge of the Company’s business and information provided by the Company’s officers, as well as the advice of the Company’s financial advisor and legal counsel. In making its determination to approve and adopt the Merger Agreement and the transactions contemplated thereby and recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer, the Company Board considered a number of factors, including, but not limited to, the factors described below.

Financial Terms; Likelihood of Timely Consummation; Fairness Opinion; Certainty of Value

•	That the $39.50 per Share to be paid under the Offer and the Merger represents a premium of approximately 126% to the $17.50 price for Shares last determined by the Company Board determined on March 10, 2011;

•	The fact that there is no established public trading market for any of BNA’s three classes of common stock and that the Company’s stockholders, when selling stock, are required to first tender it to the Company at prices determined semi-annually by the Company Board;

•	The Company Board’s view that a transaction with Bloomberg offered the highest probability of consummation in a reasonably prompt manner and resulted from a comprehensive sale process during which 17 potential purchasers were contacted (as more fully described in the section entitled “Background of the Transaction”);

•	The Company Board’s belief, in light of the extensive negotiations between the Company and Parent, that the Offer Price and Merger Consideration represented the highest consideration that Parent was willing to pay;

•	The likelihood that the Offer and the Merger would be approved by the requisite regulatory authorities, without the imposition of material conditions that would prevent or materially delay consummation of the Offer and the Merger;

•	The form of consideration to be paid to the Company’s stockholders under the Offer and the Merger is cash, which will provide liquidity and certainty of value to the Company’s stockholders;

•	The two-step structure of the transaction, which should allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second step Merger in which stockholders who have not tendered their Shares in the Offer will receive the same cash Offer Price paid in the Offer;

•	The presentation of Evercore to the Company Board as to various financial matters and the opinion of Evercore (as more fully described in the section entitled “Opinion of the Company’s Financial Advisors”) that, as of the date of such opinion, and based upon and subject to the various qualifications, factors, assumptions and limitations described in the opinion, the Offer Price and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the Evercore opinion, which sets forth the procedures followed, the factors considered, and the assumptions made, by Evercore in arriving at its opinion, is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read the Evercore opinion carefully and in its entirety; and

•	Parent’s representation that it has sufficient funds available to purchase all of the Shares and to pay all fees, expenses and payments related to the transactions and the fact that the Offer is not subject to any financing condition.

Strategic Alternatives; Prospects of the Company

•	The Company’s current and historical business, financial condition, results of operations, prospects and competitive position, and the Company Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining a stand-alone entity;

•	The risks and challenges associated with the Company’s status as a publishing company and the markets in which the Company operates as well as the significant competition in each of the Company’s businesses and the greater financial resources available to some of the Company’s competitors;

•	The financial challenges resulting from the Company’s capital structure in light of the continuing trends for employee and retiree stock tenders to outpace employee stock purchases and the negative cash flow associated therewith; and

•	The Company Board’s judgment, after consultation with management and Evercore, that, considering the extensive process undertaken by the Company and its financial advisors of exploring strategic options, an alternative transaction that would be likely to provide greater value to the Company’s stockholders, taking into account risk of nonconsummation, was unlikely to be available.

Merger Agreement Terms

•	The terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the limited conditions to their respective obligations and the specified ability of the parties to terminate the Merger Agreement;

•	The provisions in the Merger Agreement requiring Parent to use reasonable best efforts to obtain required regulatory approvals to complete the Merger, including a requirement to make divestitures that may be required by antitrust authorities to consummate the Offer and the Merger (limited to Parent’s legal publication businesses), and Parent’s obligation to pay the Company a reverse termination fee of $40 million in the event that Parent is required to make divestitures beyond its legal publication businesses and elects not to do so;

•	The provisions in the Merger Agreement permitting the Company under certain circumstances to provide non-public information to, and engage in discussions with, third parties that propose alternative transactions and the provisions in the Merger Agreement permitting the Company Board under certain circumstances, in the exercise of its fiduciary duties to the Company stockholders under Delaware law, to change its recommendation to the stockholders in favor of the Offer and the Merger and to terminate the Merger Agreement in favor of a superior proposal or as a result of an intervening event, provided, that, in the case of termination for a superior proposal, the Company must pay Parent a termination fee of $40 million and, in the case of termination as a result of an intervening event, the Company must pay Parent a termination fee of $60 million;

•	That, as a percentage of the aggregate Offer Price and Merger Consideration, the potential termination fee of $40 to $60 million was in the reasonable range of termination fees provided for in similar acquisition transactions for termination under similar circumstances;

•	The fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if regulatory waiting periods and approvals that are conditions to the consummation of the Offer have not expired or been terminated or obtained, as the case may be, as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates; and

•	The availability of statutory appraisal rights under Delaware law in the Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer or the Merger.

In its deliberations, the Company Board also considered a number of uncertainties and risks concerning the Offer and the Merger, including:

•	That Company B had offered to enter into a transaction with per Share consideration marginally higher than the Offer Price and Merger Consideration, but that presented much greater risk of nonconsummation or would have been likely to require a significantly longer period of time prior to consummation and proposed merger agreement terms that the Company Board viewed as less favorable to the Company;

•	The potential difficulties and challenges inherent in completing the Offer and the Merger and obtaining all regulatory and other approvals necessary to consummate the Offer and the Merger without regulatory authorities imposing terms or conditions that would prevent or materially delay the Offer or the Merger or cause either party to exercise its right to terminate the Merger Agreement or Parent to exercise its right to not consummate the Offer or the Merger;

•	That certain provisions of the Merger Agreement may have the effect of discouraging proposals for alternative transactions with the Company, including:

•	the restriction on the Company’s ability to solicit proposals for alternative transactions;

•	that the Merger Agreement provides Parent the right to obtain information with respect to proposals for alternative transactions and to a three business day negotiating period after notice by the Company of receipt by the Company of a superior proposal or the occurrence of an intervening event before the Company Board may terminate the Merger Agreement, accept a superior proposal, withdraw its recommendation in favor of the Offer and the Merger or recommend a superior proposal; and

•	the fact that the Merger Agreement obligates the Company to pay to Parent a termination fee of $40 million if the Company terminates the Merger Agreement to accept a superior proposal, or $60 million if the Company terminates the Merger Agreement as a result of an intervening event;

•	That the Company will no longer exist as an independent, employee-owned company and that consummation of the Offer and the Merger will eliminate the opportunity for Company stockholders to participate in the future growth and profits of the Company;

•	The fact that gains from an all-cash transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	The circumstances under which Parent may have the right to terminate the Merger Agreement;

•	The fact that, pursuant to the Merger Agreement, the Company must generally conduct business in the ordinary course and is subject to a variety of other restrictions on the conduct of the Company’s business prior to the completion of the Merger or termination of the Merger Agreement; and

•	The potential for diversion of management and employee attention and for employee attrition during the period prior to the completion of the Offer and the Merger and the potential effect on the Company’s business and relations with third parties, whether or not the Offer and the Merger are consummated.

This discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to address the material information and factors considered by the Company Board. In view of the number and variety of these factors and the related reasons for making its recommendation, the Company Board did not find it practicable to make specific assessments of, or otherwise assign relative weights to, the specific factors and reasons considered in reaching its determination. The determination to approve and adopt the Merger Agreement and the transactions contemplated thereby and recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer was made after consideration of all of the factors and reasons as a whole. In addition, individual members of the Company Board may have given different weights to different factors and consideration.

In arriving at its recommendations, the Company Board was aware of the interests of executive officers and directors of the Company as described in Item 3 hereof.

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, each executive officer and director of the Company currently intends to tender all Shares, if any, held of record or beneficially owned by such person in the Offer. The foregoing does not apply to certain directors and officers of the Company who have acquired Shares in a transaction not exempt from Section 16(b) of the Exchange Act within the past six months.

Opinion of the Company’s Financial Advisors

On August 24, 2011, at a meeting of the Company Board, Evercore delivered to the Company Board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated August 24, 2011, to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the $39.50 in cash per Share (for purposes of this Item 4, the “Cash Consideration”) to be received by holders of such shares in the Offer and the Merger (together, for purposes of this Item 4, the “Transaction”) was fair, from a financial point of view, to such holders.

The full text of Evercore’s written opinion, dated August 24, 2011 (the “Fairness Opinion”), which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex A. You are urged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion was directed to the Company Board and addresses only the fairness, from a financial point of view, of the Cash Consideration to the holders of the Shares entitled to receive such Cash Consideration pursuant to the Transaction, as of the date of the Fairness Opinion. The Fairness Opinion does not address any other aspect of the proposed Transaction and does not constitute a recommendation to the Company Board or to any other persons in respect of the proposed Transaction, including as to whether any holder of Shares should tender shares in the Offer or how any holder of Shares should vote or act in respect of the proposed Transaction or any other matter. The Fairness Opinion does not address the relative merits of the proposed Transaction as compared to other business or financial strategies that might be available to BNA, nor does it address the underlying business decision of BNA to engage in the proposed Transaction. The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion.

In connection with rendering its opinion, Evercore, among other things:

(i) reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant;

(ii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data, relating to the Company prepared and furnished to Evercore by management of the Company;

(iii) reviewed certain non-public projected financial data for the 2011 and 2012 periods relating to BNA (the “Management Projections”) that were prepared and furnished to Evercore by management of the Company, as well as certain non-public projected financial data for the 2013 to 2016 periods relating to the Company (including, but not limited to, certain forecasts with respect to revenue, earnings before interest, taxes, depreciation and amortization and free cash flow) that were reviewed and approved by management of BNA for use in connection with the Fairness Opinion and analyses, and which management of BNA informed Evercore are reasonable (the “Financial Forecast”);

(iv) discussed the past and current operations, financial projections and current financial condition of BNA with management of BNA (including management’s views on the risks and uncertainties of achieving such projections);

(v) compared certain financial information of BNA with similar publicly-available information and stock market trading multiples for certain publicly traded companies that Evercore deemed relevant;

(vi) compared the financial performance of BNA and the implied valuation multiples relating to the Transaction with those of certain other transactions that Evercore deemed relevant;

(vii) reviewed a draft of the Merger Agreement, dated as of August 24, 2011, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to Evercore’s analysis; and

(viii) performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor. For purposes of rendering the Fairness Opinion, members of the management of BNA provided Evercore the Management Projections, as well as reviewed and approved for use in connection with the Fairness Opinion and analyses the Financial Forecast. With respect to the Management Projections, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of BNA as to the future competitive, operating and regulatory environments and related financial performance of BNA under the business assumptions reflected therein. With respect to the Financial Forecast, management of the Company informed Evercore that this projected financial data collectively reflects a reasonable representation of the future financial performance of BNA that incorporates the effects of potential risks and opportunities relating to BNA’s business. Evercore expresses no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on BNA or the consummation of the Transaction or materially reduce the benefits of the Transaction to the holders of Shares. Evercore also assumed that the final form of the Merger Agreement would not differ in any material respect from the latest draft of the Merger Agreement reviewed by Evercore. Further, for the purposes of its opinion, Evercore did not analyze any tax-related costs or benefits arising out of the Transaction.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of BNA under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Fairness Opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. It should be understood that subsequent developments may affect the Fairness Opinion and that Evercore has no obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares, from a financial point of view, of the Cash Consideration as of the date of its opinion. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed Transaction or any other matter with respect to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of BNA, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of BNA, or any class of such persons, whether relative to the Cash Consideration or otherwise. The Fairness Opinion did not address the relative merits of the transaction as compared to other business or financial strategies that might be available to BNA, nor did it address the underlying business decision of BNA to engage in the Transaction. The Fairness Opinion did not constitute a recommendation to the Company Board of Directors, to any holder of Shares or to any other persons in respect of the Transaction, including as to how any holder of Shares, or any other person, should vote or act in respect of the Transaction. Evercore expressed no opinion as to the price at which shares of BNA will trade at any time. The Fairness Opinion noted that Evercore is not a legal, regulatory, accounting or tax expert and that Evercore had assumed the accuracy and completeness of assessments by BNA and its advisors with respect to legal, regulatory, accounting and tax matters.

The Fairness Opinion was only one of many factors considered by the Company Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Company Board or BNA management with respect to the proposed Transaction or the Cash Consideration payable pursuant to the Transaction. The issuance of the Fairness Opinion was approved by an opinion committee of Evercore.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Company Board on August 24, 2011 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 23, 2011, and is not necessarily indicative of current market conditions.

Financial Analyses

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Analysis of Select Publicly Traded Companies

In order to assess how the public market values shares of similar companies that are publicly traded, Evercore reviewed and compared specific financial and operating data relating to BNA to that of a group of selected companies that Evercore deemed to have certain characteristics that are similar to those of BNA. Evercore noted, however, that none of the selected publicly traded companies is identical or directly comparable to BNA. As part of its analysis, Evercore calculated and analyzed the ratio of total enterprise value (“TEV”) as of August 23, 2011 to estimated 2011 and 2012 EBITDA for the below publicly-traded companies. Evercore also calculated and analyzed the ratio of TEV as of August 23, 2011 to estimated 2011 EBITDA divided by estimated 2011 to 2012 EBITDA growth (expressed as a percentage) for the below publicly-traded companies. Evercore calculated all multiples for the selected companies based on closing share prices as of August 23, 2011 for each respective company.

The companies that Evercore deemed to have certain characteristics similar to those of BNA were the following:

Professional Information	Other Diversified Information

Thomson-Reuters Corporation Reed Elsevier plc Reed Elsevier NV Wolters Kluwer	Pearson plc
The McGraw-Hill Companies, Inc.
Verisk Analytics, Inc.
IHS Inc.
Informa plc
John Wiley & Sons Inc.
United Business Media Limited
Corporate Executive Board Co.
Advisory Board Co.
CoreLogic, Inc.

Multiples for the selected publicly-traded companies were based on publicly available filings and financial data provided by Wall Street equity research and FactSet. BNA financial metrics for 2011 and 2012 financial forecasts were provided by the management of BNA. The range of implied 2011 and 2012 multiples that Evercore calculated is summarized below:

	BNA
	(Based on
	Implied per						Other
	Share Cash		Professional				Diversified
	Consideration)		Information				Information
Metric			Mean		Median		Mean		Median

TEV/2011E EBITDA	11.5	x	8.2	x	8.0	x	10.0	x	8.5	x
TEV/2012E EBITDA	11.0	x	7.6	x	7.5	x	8.6	x	7.7	x
TEV/2011E EBITDA / ‘11E — ‘12E EBITDA Growth	2.7	x	1.1	x	1.2	x	0.9	x	1.0	x

Evercore then applied a range of selected multiples derived from the selected publicly-traded companies of 7.5x to 9.0x in the case of calendar year 2011E EBITDA, 7.0x to 8.0x in the case of calendar year 2012 EBITDA and 1.0x to 1.5x in the case of calendar year 2011E EBITDA divided by estimated 2011 to 2012 EBITDA growth (expressed as a percentage), to the corresponding financial data of BNA. This analysis indicated the following implied per share equity reference ranges for BNA, as compared to the per share Cash Consideration:

Implied per Share
	Equity Reference	Per Share Cash
	Ranges for BNA	Consideration

2011E EBITDA	$28.05 - $32.32	$39.50
2012E EBITDA	$27.48 - $30.45
2011E EBITDA / ‘11E — ‘12E EBITDA Growth	$18.89 - $24.99

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of BNA in order to derive an implied per share equity value reference range for BNA based on the implied present value of future cash flow to BNA. In this analysis, Evercore calculated an implied per share equity value reference range for BNA using projections based on information prepared by BNA’s management, which calculation was based on the sum of the (i) implied present values, using discount rates ranging from 9.0% to 11.0% of BNA’s projected unlevered free cash flows for calendar years 2012 through 2016 and (ii) implied present values, using discount rates ranging from 9.0% to 11.0%, of the terminal value of BNA calculated based on a range of perpetuity growth rates of 1.0% to 3.0%. Based on the foregoing calculations, Evercore derived the discount rate range based upon a weighted average cost of capital calculation for companies identified above under the caption “Analysis of Select Publicly Traded Companies.” These values were discounted to present value as of December 31, 2011.

This analysis indicated the following implied per share equity value reference ranges for BNA, as compared to the per share Cash Consideration:

Implied per Share Equity	Per Share Cash
Value Reference Range for BNA	Consideration

$26.57 — $38.04	$39.50

Although the discounted cash flow analysis is a widely used valuation methodology, it necessarily relies on numerous assumptions, including earnings growth rates, terminal values and discount rates. As a result, it is not necessarily indicative of BNA’s actual, present or future value or results, which may be significantly more or less favorable than suggested by this analysis.

Selected Precedent Transactions Analysis

Evercore reviewed publicly available implied transaction data for 22 transactions involving target companies that Evercore deemed to have certain characteristics that are similar to those of BNA, although Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions are directly comparable to the proposed Transaction or to BNA. Of the 22 transactions that Evercore reviewed, 5 involved targets in the legal and tax information industry and 17 involved targets in the information/database industry. Of the 17 transactions involving targets in the information/database industry, 5 were transactions announced in 2009 or later and 12 were transactions announced in 2008 or prior.

Evercore reviewed transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt, preferred stock and minority interests, less cash and cash equivalents, as multiples, to the extent publicly available, of the last twelve months (“LTM”) EBITDA. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The range of implied multiples that Evercore calculated is summarized below:

	Targets in the		Targets in the		Targets in the
	Legal & Tax		Information /		Information /
	Information		Database Industry		Database Industry
	Industry		(2009 or later)		(2008 or prior)

TEV/LTM EBITDA
High	17.4	x	14.3	x	19.8	x
Median	14.9	x	11.8	x	14.8	x
Mean	14.4	x	11.7	x	15.1	x
Low	11.6	x	9.2	x	9.4	x

Evercore then applied a range of selected multiples derived from the transactions described above for the target companies of 9.0x to 13.0x in the case of LTM EBITDA to the 2011E EBITDA of BNA. This analysis indicated the following implied per share equity reference ranges for BNA, as compared to the per share Cash Consideration:

	Implied per Share Equity	Per Share Cash
	Reference Ranges for BNA	Consideration

LTM EBITDA	$32.32 - $43.72	$39.50

Leveraged Buyout Analysis

Evercore performed an illustrative leveraged buyout analysis to estimate theoretical prices at which a financial sponsor might effect a leveraged buyout of BNA. For purposes of this analysis, Evercore assumed a transaction date of January 1, 2012 and an illustrative multiple of debt to LTM EBITDA at the transaction date of 5.5x. Evercore also assumed a subsequent exit transaction by the financial sponsor at December 31, 2016 with a valuation of the Company realized by the financial sponsor in such subsequent exit transaction based on a range of 7.0x — 9.0x enterprise value to LTM EBITDA multiple and BNA’s estimated total debt and cash as of December 31, 2016. The implied acquisition price per share paid by the financial sponsor was based on a hypothetical target range of internal rates of return for the financial sponsor between December 31,

2011 and December 31, 2016 of 20.0% — 25.0%. This analysis indicated the following implied per share equity value reference ranges for BNA, as compared to the per share Cash Consideration:

Implied per Share Equity	Per Share Cash
Value Reference Range for BNA	Consideration

$26.56 — $30.64	$39.50

General

In connection with the review of the proposed Transaction by the Company Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate methods of analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Fairness Opinion. In arriving at its fairness determination, Evercore considered the results of all of its analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. No company used in the above analyses as a comparison is directly comparable to BNA, and no transaction used is directly comparable to the proposed Transaction. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of BNA.

Evercore prepared these analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, to the holders of Shares, of the Cash Consideration to be received by such holders entitled to receive such Cash Consideration pursuant to the Transaction, as of the date of such opinion. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities of BNA actually may be sold. Any estimates or projections contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates or projections. Accordingly, estimates and projections used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates or projections. The Cash Consideration to be received by the holders of Shares entitled to receive such Cash Consideration pursuant to the Transaction was determined through arm’s-length negotiations between BNA and Bloomberg and was approved by the Company Board. Evercore did not recommend any specific cash consideration to BNA or that any given cash consideration constituted the only appropriate cash consideration.

Evercore acted as financial advisor to BNA in connection with the Transaction. Under the terms of Evercore’s engagement, BNA has agreed to pay Evercore an aggregate cash fee equal to 1.0% of the aggregate transaction value of the Transaction, $500,000 of which became payable upon Evercore’s delivery of a fairness opinion to the Company Board, and the remainder of which will become payable if the proposed Merger is completed. Assuming the consummation of the Merger occurred on August 24, 2011, based on the Cash Consideration and the number of Shares outstanding as of August 24, 2011, the remaining cash fee payable upon consummation of the Merger would be $9.4 million. In addition, BNA agreed to reimburse Evercore’s reasonable expenses (including legal fees, expenses and disbursements) and to indemnify Evercore for certain liabilities arising out of its engagement. Evercore or its affiliates may provide financial or other services to BNA or Bloomberg or their respective affiliates in the future and in connection with any such services Evercore or its affiliates may receive compensation.

Evercore and its affiliates have not for the last two years provided investment banking services to Bloomberg and, other than services provided to BNA in connection with the Transaction, are not currently and have not for the last two years provided investment banking services to BNA.

BNA engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

For a description of the terms of Evercore’s engagement as the Company’s financial advisor, see the discussion under Item 5 — “Persons/Assets Retained, Employed, Compensated or Used” below.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement, dated April 14, 2011, the Company engaged Evercore to act as its exclusive financial advisor in connection with exploring possible transactions including a sale of the Company to Parent. The Company selected Evercore as its financial advisor because it is a widely recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger and because of its prior familiarity with the Company. Pursuant to the engagement letter with Evercore, the Company agreed to pay Evercore an aggregate cash fee equal to 1.0% of the aggregate transaction value of the Transaction, $500,000 of which became payable upon Evercore’s delivery of the Fairness Opinion (filed as Annex A hereto) to the Company Board, and the remainder of which will become payable if the proposed Merger is completed. Assuming the consummation of the Merger occurred on August 24, 2011, based on the Cash Consideration and the number of Shares outstanding as of August 24, 2011, the remaining cash fee payable upon consummation of the Merger would be $9.4 million. The Company also agreed in the engagement letter with Evercore to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements) incurred in connection with the engagement. In addition, the Company has agreed to indemnify Evercore and certain related persons for any losses, claims, damages, liabilities or expenses arising out of or in connection with Evercore’s engagement, its performance of any services in connection with its engagement or any transaction contemplated thereby.

Pursuant to a letter agreement, dated August 23, 2011, the Company and the trustees (the “Trustees”) of the trust holding stock of the Company under the BNA 401(k) Plan (the “Plan”) engaged Duff & Phelps, LLC (“Duff & Phelps”) to act as an independent financial advisor to the Trustees (solely in their capacity as such) to provide an opinion as to whether the consideration to be received by the Plan in the Offer and Merger is not less than adequate consideration, as defined by Section 3(18) of the Employee Retirement Income Security Act of 1974, as amended, and is fair to the Plan from a financial point of view. Pursuant to the engagement letter with Duff & Phelps, the Company agreed to pay Duff & Phelps $250,000, with $125,000 paid upon execution of the engagement letter and $125,000 payable upon Duff & Phelps informing the Trustees that it is prepared to deliver its opinion. The Company also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and reasonable fees and expenses of counsel, consultants and advisors retained by Duff & Phelps in connection with the engagement. In addition, the Company has agreed to indemnify Duff & Phelps and certain related persons for any losses, claims, damages, judgments, assessments, liabilities and expenses resulting directly or indirectly from any threatened or pending claim (1) related to or arising out of any untrue statement or alleged untrue statement or omission or alleged omission of a material fact in any information provided to Duff & Phelps by the Company or used by the Company in connection with the Offer and Merger or (2) otherwise related to or arising out of Duff & Phelps’ engagement. On August 30, 2011, Duff & Phelps delivered to the Trustees an opinion to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Duff & Phelps as set forth therein, the $39.50 in cash per Share to be received in the Offer and the Merger by holders of such shares owned by the Plan was not less than adequate consideration, as defined by Section 3(18) of the Employee Retirement Income Security Act of 1974, as amended, and was fair to the Plan from a financial point of view.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company:

Under the BNA Stock Purchase and Transfer Plan, stockholders may offer their shares to the Company at any time for repurchase. The Company has historically accepted all such tenders; if the Company does not accept a tender, a stockholder may transfer the shares to a non-employee under certain circumstances. In addition, the BNA Stock Purchase and Transfer Plan requires employees to offer their shares to the Company for repurchase within specified time periods following termination of employment, and heirs of employees and retirees to offer the Shares to the Company for repurchase within specified time periods following the employee’s or retiree’s death. Set forth below is a summary of the aggregate repurchases consummated by the Company during the prior 60 days.

		Price
Date of Transaction	Number of Shares	per Share	Nature of Transaction

July 1, 2011 through August 30, 2011	17,901 Class A; 114,755 Class B	$17.50	Voluntary Repurchases

July 1, 2011 through August 30, 2011	7,825 Class A	$17.50	Required Repurchases

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person,

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company,

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Antitrust — United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares in the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer with the FTC and the Antitrust Division or unless early termination of the waiting period is granted. The Company must make its own filing within 10 calendar days of Parent’s filing. Pursuant to the requirements of the HSR Act, Parent expects to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on August 31, 2011, and the Company expects to make its filing during early September 2011. As a result, the waiting period under the HSR Act applicable to the Offer would be scheduled to expire at 11:59 p.m., New York City time on September 15, 2011. However, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the 10th day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. In connection with its filing, Parent will request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Parent’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period under the HSR Act, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or the consummation of the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. Private parties and individual states may also bring legal actions under the antitrust laws. While the Company does not believe that the acquisition of the Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Antitrust — Foreign

The Company is not aware, and Parent has advised the Company that it is not aware, of any required approvals, consents or waiting periods in respect of the transactions contemplated by the Merger Agreement under any foreign antitrust, competition, premerger notification or trade regulation, law or order (“Foreign Antitrust Laws”) that are applicable to the Offer or the Merger. If any Foreign Antitrust Laws are applicable to the Offer or the Merger, the Company and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the expectation or accomplishment of the Merger) and to receive payment of such judicially determined amount in cash, together with a rate of interest, if any, determined by the Delaware court for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the value of the Shares, including asset values and the investment value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of appraisal rights under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is completed. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the Offer Price.

Delaware Anti-Takeover Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Stockholder Approval to Approve the Merger

The affirmative vote of the holders of a majority of the outstanding Class A Shares is the only vote of the holders of Shares necessary (unless the Merger is consummated pursuant to the short-form merger procedure described below) in connection with the consummation of the Merger. If the Minimum Condition is satisfied and Purchaser accepts shares for payment pursuant to the Offer, the stockholder approval required to consummate the Merger will be assured even without the affirmative vote of any other holder of Class A Shares.

Short-form Merger

Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary that is entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser holds at least 90% of the Class A Shares, then, subject to the terms and conditions of the Merger Agreement, Parent and Purchaser have agreed to take all necessary action to effect the Merger as soon as practicable in accordance with Section 253 of the DGCL.

Section 14(f) Information Statement

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders.

The Merger Agreement provides that, promptly upon acceptance for payment by Purchaser for Shares pursuant to and in accordance with the Offer, and for so long as Parent directly or indirectly beneficially owns not less than a majority of the then issued and outstanding Class A Shares, the Company shall reduce the total number of directors on the Company Board to five and Purchaser shall be entitled to designate three directors on the Company Board (the “Parent’s Designees”). The Company is required to cause the resignations of each director from the Company Board (and each committee thereof) other than the two directors who are not Parent’s Designees, which resignations are each contingent solely upon acceptance for payment by Purchaser for Shares pursuant to and in accordance with the Offer and the Company’s acceptance of such resignation. Upon the consummation of the Offer, the Company shall accept such resignations. At the next regular meeting of the Company Board, which is scheduled for Thursday, September 8, 2011 and which may not be adjourned to a date later than the business day prior to the initial expiration date of the Offer, the Company is required to amend the By-Laws of the Company and take such other action as is necessary or appropriate to permit the Parent Designees to serve as directors on the Company Board and each committee thereof from and after the acceptance for payment by Purchaser for Shares and for no other person to be required to be elected or designated to the Company Board or any committee thereof other than directors of the Company then in office who were not designated by Parent. The Company’s obligation to appoint Parent’s Designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Following the election or appointment of Parent’s Designees and until the Effective Time, the approval of a majority of the directors of the Company then in office (or if there is only one or two Company directors then in office, then all such directors) who were not designated by Parent will be required to authorize certain actions related to the Merger Agreement.

The foregoing summary of the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected upon consummation of the Offer to the Company Board other than at a meeting of the Company’s stockholders is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto. The Information Statement attached as Annex B to this Statement is being furnished in connection with such possible designation by Parent of the Parent’s Designees, and the information set forth in the Information Statement is incorporated herein by reference.

Certain Company Projections

Financial Forecasts

The Company does not as a matter of course make public long-term projections as to future performance due to, among other reasons, the uncertainty, unpredictability and volatility of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by certain of the parties participating the auction process, the Company provided the parties with non-public internal financial forecasts regarding its anticipated future operations for the balance of the fiscal year ended December 31, 2011 and the fiscal year ended December 31, 2012, copies of which were also provided to Evercore (the “Management Projections”). In addition, in connection with rendering its opinion, Evercore reviewed certain non-public projected financial data relating to the Company for the four fiscal years ended December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016 that were reviewed and approved by management of BNA for use in connection with Evercore’s opinion and analysis and which management informed Evercore are reasonable (the “Financial Forecast”). The Management Projections and Financial Forecast are referred to collectively as the “BNA Forecasts.”

The following table sets forth a summary of the key items in the BNA Forecasts:

	Projected Fiscal Year
	2011	2012	2013	2014	2015	2016
	(Dollars in millions)

Revenue	$336.6	$346.4	$355.0	$363.9	$373.0	$382.3
EBITDA	$71.6	$74.6	$77.8	$81.1	$84.4	$87.9
Unlevered Free Cash Flow	—	$48.3	$49.1	$51.0	$50.9	$50.9

The Company also highlighted for Bloomberg and other potential bidders approximately $7 million to $8 million of annual profit sharing and management incentive expenses which a new owner, in the context of a change of control transaction, may have flexibility to impact. These expenses are included in full in the BNA Forecasts summarized in the table above.

Important Information About the BNA Forecasts

The BNA Forecasts were not prepared with a view toward public disclosure. Rather, the BNA Forecasts were prepared by the Company’s management solely for internal management purposes, the interested parties’ review in connection with their due diligence investigations and Evercore’s use in connection with its opinion regarding the Offer and the Merger. The BNA Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the BNA Forecasts would be realized, or that the assumptions upon which they are based will prove to be correct. Further, the BNA Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s stockholders are cautioned not to place undue reliance on the BNA Forecasts included in this Statement. The BNA Forecasts are being included in this Statement not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to Parent and Evercore.

The BNA Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecasted results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by the Company with the SEC (including BNA’s Form 10-K for the fiscal year ended December 31, 2010). The BNA Forecasts also reflect assumptions as to certain business decisions that are subject to change. Since the BNA Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Company has made publicly available its actual results of operations for the quarter and the 24 weeks ended June 18, 2011. You should review the Company’s Quarterly Report on Form 10-Q for the quarter ended June 18, 2011 to obtain this information.

Accordingly, there can be no assurance that the projections contained in the BNA Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the BNA Forecasts in this Statement should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the BNA Forecasts to be a reliable prediction of future events, and the BNA Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the BNA Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the BNA Forecasts to reflect circumstances existing after the date the BNA Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the BNA Forecasts are shown to be in error. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the BNA Forecasts.

The BNA Forecasts include the non-GAAP financial measure, EBITDA. The Company believes that EBITDA provides important information about the operating trends of the Company. The Company uses

EBITDA to evaluate performance of its business operations. This non-GAAP measure is not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

BNA does not intend to update or otherwise revise the above unaudited prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited prospective financial information are no longer appropriate.

This Statement contains forward-looking statements relating to the potential acquisition of BNA by Bloomberg and projected financial information. These forward-looking statements are made within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition and BNA’s actual results could vary materially as a result of a number of factors, including: uncertainties as to how many of BNA’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived and that BNA’s business will have been adversely impacted during the pendency of the Offer. Other factors that may cause actual results to differ materially include those set forth in the reports that BNA files from time to time with the SEC, including BNA’s annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect BNA’s expectations as of the date of this Statement. BNA undertakes no obligation to update the information provided herein.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated August 31, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. with the SEC on August 31, 2011)

(a)(2)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. with the SEC on August 31, 2011)

(a)(2)(B)	Form of Letter of Instruction (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. with the SEC on August 31, 2011)

(a)(3)	Text of joint press release issued by the Company and Parent, dated August 25, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. with the SEC on August 25, 2011)

(a)(4)	Text of Questions and Answers Related to Parent’s Acquisition of the Company (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. with the SEC on August 25, 2011)

(a)(5)	Letter to Stockholders and Employees of the Company (incorporated by reference to the Schedule 14d-9 filed by the Company with the SEC on August 25, 2011)

(a)(6)	Form of summary advertisement published in The New York Times on August 31, 2011 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. with the SEC on August 31, 2011)

(a)(7)	Letter to stockholders of the Company, dated August 31, 2011*

(a)(8)	Opinion of Evercore Group L.L.C., dated August 24, 2011 (included as Annex A to this Statement)*

(e)(1)	Agreement and Plan of Merger, dated August 24, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 30, 2011)

(e)(2)	Confidentiality Agreement, dated May 11, 2011, by and between the Company and Bloomberg L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. with the SEC on August 31, 2011)

(e)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex B to this Statement)*

*	Included with the Statement mailed to the Company’s stockholders.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE BUREAU OF NATIONAL AFFAIRS, INC.

By:	/s/ Paul N. Wojcik
Name:     Paul N. Wojcik

Title:	Chairman of the Board and Chief Executive Officer

Dated: August 31, 2011

Annex A
Evercore Group L.L.C.

August 24, 2011

The Board of Directors of
The Bureau of National Affairs, Inc.
1801 South Bell Street
Arlington, VA 22202

Members of the Board of Directors:

We understand that The Bureau of National Affairs, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), Bloomberg Inc., a Delaware corporation (“Parent”), and Brass Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, propose to enter into an Agreement and Plan of Merger, to be dated as of August 24, 2011 (the “Merger Agreement”), which provides for (a) the commencement by Purchaser of a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Class A common stock, Class B common stock and Class C common stock, each with a par value $1.00 per share, of the Company (together, “Company Common Stock”) at a price of $39.50 per share (the “Cash Consideration”), and (b) the subsequent merger (the “Merger”) of Purchaser with and into the Company, with the Company surviving the Merger. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding share of Company Common Stock (other than (i) Company Common Stock held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent and (ii) Dissenting Shares), will be converted into the right to receive the Cash Consideration. The Tender Offer and the Merger, taken together, are referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the Company (the “Board of Directors”) has asked us whether, in our opinion, the Cash Consideration to be received by the holders of the Company Common Stock entitled to receive such Cash Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to such holders as of the date hereof.

In connection with rendering our opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(ii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data, relating to the Company prepared and furnished to us by management of the Company;

(iii) reviewed certain non-public projected financial data for the 2011 and 2012 periods relating to the Company (the “Management Projections”) that were prepared and furnished to us by management of the Company, as well as certain non-public projected financial data for the 2013 to 2016 periods relating to the Company (including, but not limited to, certain forecasts with respect to revenue, earnings before interest, taxes, depreciation and amortization and free cash flow) that were reviewed and approved by management of the Company for use in connection with our opinion and analyses, and which management of the Company informed us are reasonable (the “Financial Forecast”);

Evercore Group L.L.C. 55 East 52nd Street New York, NY 10055 Tel: 212.857.3100 Fax: 212.857.3101

Letter to the Board of Directors of The Bureau of National Affairs, Inc.
August 24, 2011

(iv) discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(v) compared certain financial information of the Company with similar publicly-available information and stock market trading multiples for certain publicly traded companies that we deemed relevant;

(vi) compared the financial performance of the Company and the implied valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(vii) reviewed a draft of the Merger Agreement dated August 24, 2011, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis; and

(viii) performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. For purposes of rendering our opinion, members of the management of the Company have provided us the Management Projections, as well as reviewed and approved for use in connection with our opinion and analyses the Financial Forecast. With respect to the Management Projections, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future competitive, operating and regulatory environments and related financial performance of the Company under the business assumptions reflected therein. With respect to the Financial Forecast, management of the Company has informed us that this projected financial data collectively reflects a reasonable representation of the future financial performance of the Company that incorporates the effects of potential risks and opportunities relating to the Company’s business. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits of the Transaction to the holders of the Company Common Stock. We have also assumed that the final form of the Merger Agreement will not differ in any material respect from the latest draft of the Merger Agreement reviewed by us. Further, for the purposes of this opinion, with your approval, we have not analyzed any tax-related costs or benefits arising out of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

Letter to the Board of Directors of The Bureau of National Affairs, Inc.
August 24, 2011

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Cash Consideration as of the date hereof. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction or any other matter with respect to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Cash Consideration or otherwise. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This opinion does not constitute a recommendation to the Board of Directors, to any holder of shares of Company Common Stock or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock, or any other person, should vote or act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services upon the rendering of this opinion (which fee is not contingent on the successful completion of the Transaction). We also will be entitled to receive a success fee for our services as financial advisor that is contingent on the successful completion of the Transaction. The Company has also agreed to reimburse our reasonable expenses (including legal fees, expenses and disbursements) and to indemnify us against certain liabilities arising out of our engagement. Prior to this engagement, we, Evercore Group L.L.C., and our affiliates provided financial advisory services to the Company and had received fees (and may in the future receive additional fees) for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between us and our affiliates and Purchaser or Parent pursuant to which compensation was received by us or our affiliates as a result of such a relationship. We or our affiliates may provide financial or other services to the Company, Purchaser or Parent or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This opinion is addressed to, and for the information and benefit and confidential use of, the Board of Directors only in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction; provided, however, that all references to us or this opinion in any such document and the description or inclusion of this opinion and our advice therein shall be subject to Evercore Group L.L.C.’s prior written consent with respect to form and substance.

Letter to the Board of Directors of The Bureau of National Affairs, Inc.
August 24, 2011

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

EVERCORE GROUP L.L.C.

By:
Jonathan A. Knee
Senior Managing Director

Annex B

THE BUREAU OF NATIONAL AFFAIRS, INC.
1801 S. Bell Street
Arlington, Va. 22202

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION
WITH THIS INFORMATION STATEMENT

This Information Statement is being provided as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on August 31, 2011 (as amended, the “Schedule 14D-9”) by The Bureau of National Affairs, Inc., a Delaware corporation (“BNA” or the “Company”) with respect to the tender offer by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Bloomberg Inc., a Delaware corporation (“Bloomberg” or “Parent”), to the holders of Class A common stock, par value $1.00 per share, of the Company (the “Class A Shares”), Class B common stock, par value $1.00 per share, of the Company (the “Class B Shares”) and Class C common stock, par value $1.00 per share, of the Company (the “Class C Shares” and, together with the Class A Shares and the Class B Shares, the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated August 24, 2011 (the “Merger Agreement”), by and among BNA, Bloomberg and Purchaser.

Pursuant to the Tender Offer Statement on Schedule TO filed with the SEC on August 31, 2011 by Bloomberg and Purchaser (as amended, the “Schedule TO”), Purchaser has offered to purchase all of the outstanding Shares at a price of $39.50 per share, net to the seller in cash (such price per Share, or, if increased, such higher price per Share, the “Offer Price”), without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, and any amendments or supplements thereto, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City Time, on Wednesday, September 28, 2011. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to our stockholders and are filed as exhibits to the Schedule TO.

The Merger Agreement provides that, promptly upon acceptance for payment by Purchaser for Shares pursuant to and in accordance with the Offer, and for so long as Parent directly or indirectly beneficially owns not less than a majority of the then issued and outstanding Class A Shares, the Company shall reduce the total number of directors on the Company Board to five, and Purchaser shall be entitled to designate three directors on the Company Board (the “Purchaser Designees”). The Company is required to cause the resignations of each director from the Company Board (and each committee thereof) other than the two directors who are not Purchaser Designees, which resignations are each contingent solely upon acceptance for payment by Purchaser for Shares pursuant to and in accordance with the Offer and the Company’s acceptance of such resignation. Upon the consummation of the Offer, the Company shall accept such resignations. At the next regular meeting of the Company Board, which is scheduled for Thursday, September 8, 2011 and which may not be adjourned to a date later than the business day prior to the initial expiration date of the Offer, the Company is required to amend the By-Laws of the Company and take such other action as is necessary or appropriate to permit the Purchaser Designees to serve as directors on the Company Board and each committee thereof from and after the acceptance for payment by Purchaser for Shares and for no other person to be required to be elected or designated to the Company Board or any committee thereof other than directors of the Company then in office who were not designated by Purchaser.

The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into BNA (the “Merger”). Following the consummation of the Merger, BNA will continue as the surviving corporation and a wholly-owned subsidiary of Bloomberg. As of the effective time of the Merger, each Share that is not validly tendered pursuant to the Offer (other than Shares that are held by BNA, Bloomberg, Purchaser or any wholly-owned subsidiary of Bloomberg, or Shares held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser Designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the information contained in this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Purchaser Designees has been furnished to BNA by Bloomberg, and BNA assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed us that it will choose its designees to the Board of Directors from among the persons identified below. The Purchaser Designees have consented to serve as directors of the Company if so designated. None of the Purchaser Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Purchaser Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC other than the Offer, the Merger and other transactions contemplated by the Merger Agreement. Purchaser has also informed the Company that there are no material pending legal proceedings to which any Purchaser Designee is a party adverse to the Company or has a material interest adverse to the Company.

List of Purchaser Designees

The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Purchaser Designee. The business address of each Purchaser Designee is c/o Brass Acquisition Corp., 731 Lexington Avenue, New York, NY 10022, and each Purchaser Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History

Martin J. Geller	59	December 2001-Present — Director of Parent.
		1984-Present — Chairman and Chief Executive Officer of Geller & Company.
		January 2005-Present — Member of the New York City Advisory Board of the National Parks Conservation Association.
		March 2004-Present — Member of the National Executive Committee of the American Israel Public Affairs Committee (Member of the Northeast Regional Council since October 2003).

Name	Age	Principal Occupation and Five-Year Employment History

		September 2003-Present — Member of the Board of Directors of the New York Police and Fire Widows’ and Children’s Benefit Fund, Inc.
		May 2003-Present — Member of the Board of Advisors of the Mayor’s Fund to Advance New York City.
		April 2003-September 2011 — President and Member of the Board of Directors of the Jordan Valley Development Fund.
		November 2009-October 2010 — Director of the Bloomberg Inaugural Committee 2009 Inc.
		November 2002-October 2008 — Member of the Board of Directors of the American Friends of Magen David Adom.
Peter T. Grauer	65	February 2002-Present — Treasurer of Parent.
		March 2001-Present — Chairman of the Board of Directors of Parent.
		October 1996-Present — Director of Parent.
		February 2002-February 2008 — President of Parent.
		February 2008-Present — Member of the Board of Directors of the Prostate Cancer Foundation.
		November 2007-Present — Sits on the International Business Council of the World Economic Forum.
		June 2007-Present — Trustee of Rockefeller University.
		2006-Present — Chairman Emeritus of the Board of Directors of The Big Apple Circus.
		January 2005-Present — Member of the Business Council and as of January 2007, serves on its Executive Committee.
		May 2003-Present — Lead Director of Davita, Inc., a healthcare services company based in California.
		2003-Present — President of the Board of Trustees of the Inner City Scholarship Fund in New York City.
		2001-Present — Member of the Board of Directors of the USA Cycling Development Foundation.
		1997-Present — Chairman of the External Advisory Board of the Undergraduate Honors Program and the Johnson Center for Undergraduate Excellence at the University of North Carolina at Chapel Hill, Member of the University of North Carolina at Chapel Hill National Development Council and the University of North Carolina at Chapel Hill Foundation Board.
		2002-2010 — President of the Pomfret School Board of Trustees.
Elizabeth T. Mazzeo	52	2008-Present — Global Head of Data Products of Bloomberg L.P.
		2001-2008 — Head of Global Data of Bloomberg L.P.
		2006-Present — Member of the Dean’s Advisory Council of the Villanova School of Business.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York

City time, on September 28, 2011, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Company Board of Directors. It is currently not known which of our current directors will resign.

Purchaser has informed the Company that, to the best of its knowledge, none of the Purchaser Designees has, during the past ten years: (i) filed a petition or has had a petition filed against him or her under federal bankruptcy laws or any state insolvency laws or a receiver, fiscal agent or similar officer was appointed by the a court for his or her business or property or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer at or within the last two years; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining him or her from, or otherwise limiting him or her from acting in any capacity regulated by the Commodity Futures Trading Commission (the “CFTC”), or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in any conduct or practice in connection with such activity, engaging in any type of business practice, or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty days his or her right to engage in any activity related to commodities or securities, or to be associated with persons engaged in any such activity; (v) been found by a court in a civil action or by the SEC to have violated any federal or state securities laws, and such judgment or finding has not been reversed, suspended or vacated; (vi) been found by a court in a civil action or by the CFTC to have violated any federal commodities law, and such judgment or finding has not been reversed, suspended or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding (not including any settlement of a civil proceeding among private litigants), not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in the Exchange Act), any registered entity (as defined in the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES

The Class A Shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. As of August 24, 2011, there were 9,597,017 Class A Shares issued and outstanding. Each Class A Share is entitled to one vote on all matters submitted to a vote of the Company’s stockholders. Parent and its affiliates, including Purchaser, do not own of record any Shares.

DIRECTORS AND EXECUTIVE OFFICERS OF BNA

Set forth below are the name, age and position of each director of BNA (including those who also serve as executive officers) as of August 24, 2011.

Name	Age	Position(s)

Paul A. Blakely	53	Manager, Financial Planning and Analysis, Assistant Treasurer
Cynthia J. Bolbach	63	Executive Vice President and Corporate Secretary
Gerald Hobbs	69	Independent Director
Marcia P. Kaplan	59	Senior Account Executive
George J. Korphage	64	Retired; formerly Vice President and Chief Financial Officer
Eunice F. Lin	51	Executive Vice President and General Counsel
Gregory C. McCaffery	51	Vice Chairman; President and Chief Operating Officer; President, Tax Management Inc.
Darren P. McKewen	49	Vice President and Group Publisher, Tax and Accounting Services
Jonathan Newcomb	65	Independent Director
Ellen Taus	53	Independent Director
Daniel Toohey	71	Independent Director
David M. Victor	52	Director, Corporate and Tax Sales Division
Paul N. Wojcik	62	Chairman and Chief Executive Officer

The following are brief biographies of each current director of BNA (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). There are no family relationships between directors and executive officers of BNA. None of BNA’s directors, officers or any affiliates, nor any beneficial owners of 5% or more of any class of BNA’s voting securities nor any associates of such officer, director, affiliate or stockholder are involved in a material legal proceeding where such officer, director, affiliate, stockholder or associate is a party adverse to BNA or any of its subsidiaries or has a material interest adverse to BNA or any of its subsidiaries.

Paul A. Blakely (53), manager of financial planning and analysis, joined BNA in 1984. His group prepares BNA’s financial analyses, and external financial reporting, and he is the financial representative for BNA parent and Tax Management publishing divisions.

Mr. Blakely has served on the BNA Board of Directors since 2004, where he chairs the Budget Committee and serves on six other BNA board committees, including the Retirement Plan Administrative Committee since 1992. He has served on the Tax Management Inc. board since 1998, and from 1993 until its sale in 1999 was a director and officer of BNA Communications Inc. He also serves as BNA’s assistant treasurer, Tax Management’s treasurer and secretary, and as a trustee of the BNA 401(k) plan. Mr. Blakely has served on several ad hoc committees as well as on the supervisory committee of the BNA Federal Credit Union, and he was a member of the management bargaining committee for the 2010, 1997, and 1994 Newspaper Guild contract negotiations.

Mr. Blakely holds a B.A. in economics from the University of Virginia and an M.B.A. in finance from Marymount University, and has completed professional development courses at the Wharton School. He is a CPA and a member of the American Institute of Certified Public Accountants and the Greater Washington Society of CPAs, where he is a past chairman of the SEC practice committee.

Cynthia J. Bolbach (63), Executive Vice President and Corporate Secretary, has been a member of the BNA Board of Directors since 2001, and serves on its Budget Committee and Executive Committee. She also serves on the Strategic Planning Committee and as a member of the boards of Kennedy Information, LLC, Llesiant Corp., The McArdle Printing Co., Inc., and S.T.F. Services Corporation.

Ms. Bolbach began her BNA career as a legal editor on the staff of Environment Reporter, and was the managing editor of Media Law Reporter and the U.S. Patents Quarterly. She served as director of the Publishing System Project, responsible for the implementation of BNA’s PS2000 publishing system. In 1997, she served for several months as the interim director of information technology. In 2000 she was asked to lead the effort to update BNA’s circulation and billing business systems. She has served on several product and department audit committees.

She is a graduate of Wittenberg University, received a J.D. degree from the Georgetown University Law Center, and is an inactive member of the District of Columbia Bar. In July 2010 she was elected Moderator of the 219th General Assembly of the Presbyterian Church (U.S.A.), the highest elected office in the denomination.

Gerald S. Hobbs (69), was the chairman and CEO of VNU, Inc., and vice-chairman of the Executive Board of VNU N.V. until April 2003. In the United States, VNU included media and information businesses that provide a broad range of data, research products, and communication services to the business community. Under his leadership, the company published 80 specialized publications and more than 30 annual directories, operated 125 trade shows, conferences, and events, and published and distributed hardcover books. It also acquired and owns numerous individual research and information companies, including A.C. Nielsen and Nielsen Media Research, focused in the areas of marketing and media. VNU’s publications and businesses included Billboard, Adweek, Mediaweek, The Hollywood Reporter, Progressive Grocer, Successful Meetings, Sales & Marketing Management, National Jeweler, Commercial Property News, BASES, Nielsen TV Ratings, Claritas, Spectra Marketing Systems, and NetRatings, Inc.

Mr. Hobbs has served as chairman and director of the American Business Media, and currently serves as a director of Northstar Travel Media, LLC, New Track Media, LLC, Western Institutional Review Board, Inc., VNU N.V., The Nielsen Company, and Information Services Group, Inc. In 2005 he became an operating partner and managing director of Boston Ventures Management, Inc., the general partner of Boston Ventures Limited Partnership, a private equity firm specializing in media, communications, and entertainment company investments.

Marcia P. Kaplan (59), senior account executive, began her career with BNA in 1985 and served on the BNA Board of Directors from 2008 to 2010, and was re-elected to the Board of Directors in 2011. She has 26 years of experience as a sales professional at BNA with daily direct customer contact and has provided market intelligence on customer needs, competition, and provides customer feedback on BNA products. Marcia’s sales performance has earned her recognition for top performance and she has received numerous Distinguished Sales Awards. She served several terms on the VP sales Council, served as Tax Management Sales Specialist, and has presented successful selling strategies to BNA’s sales force at numerous National Sales Meetings.

Ms. Kaplan earned a B.A. cum laude from the University of Buffalo, and a Masters of Science in social administration from Case Western Reserve University. Prior to joining BNA, she held positions in sales and then sales management for a PepsiCo subsidiary. She began her career as a social worker for the Catholic Home Bureau where she was the youngest manager in Foster Care and Adoption.

George J. Korphage (64), has been a member of the BNA Board of Directors since 1988. A Certified Public Accountant, he was a BNA vice president and its chief financial officer until his retirement in 2007. He joined BNA in 1972 after three years in public accounting. He continues to serve on the board’s investment committees, and was formerly a member of the Executive Committee and the Budget Committee as well as a director of most of the BNA subsidiary companies.

Mr. Korphage is an accounting graduate of Emporia (Kansas) State University, and did graduate work in finance at the University of Maryland. He is a member of the American Institute of Certified Public Accountants.

Eunice F. Lin (51), Executive Vice President and General Counsel, joined BNA in 1994 as associate general counsel and oversees legal matters for BNA and its subsidiaries. She was appointed general counsel in 1995 and elected vice president in 1996. Ms. Lin serves on the Budget Committee, the Executive Committee, the Strategic Planning Committee, the Insurance Oversight Committee, and has served on the Retirement Plan Administrative Committee, 1997 collective bargaining team, and as BNA’s 1998 United Way chairperson. She has been a member of the BNA Washington Inc., board since 1996 and is its corporate secretary. She also is a member of the boards of Kennedy Information, LLC, The McArdle Printing Co., Inc., and S.T.F. Services Corporation.

Prior to coming to BNA, Ms. Lin was a senior associate with the New York-based law firm of LeBoeuf, Lamb, Greene & MacRae (now Dewey & LeBoeuf) , where she worked in several practice areas including employment/labor, general corporate, and employee benefits/ERISA, and was active in the firm’s recruiting program. She began her professional legal career with Smith, Heenan & Althen (now Ogletree, Deakins), where she maintained a broad corporate and benefits practice. Ms. Lin has advised a number of corporate boards of directors, including large steel and coal companies. Ms. Lin also has worked as a research assistant to Professor Paul Rothstein (Georgetown University Law Center), a summer associate at Lillick, McHose & Charles, and a law clerk for Neighborhood Legal Services Corporation in Anacostia. She is the author of several publications including a Tax Management portfolio. Ms. Lin is active in the Association of Corporate Counsel, in mentoring Georgetown and Emory law students and alumni, and speaking on corporate counsel panels.

Ms. Lin graduated from Emory University, Atlanta, Ga., with a business degree in finance, and received her law degree from the Georgetown University Law Center. She is admitted to practice in Maryland, D.C., and Virginia.

Gregory C. McCaffery (51), vice chairman, president, and chief operating officer, and president, Tax Management Inc. He has been a member of the BNA Board of Directors since 1997, and also serves on the boards of Tax Management Inc., BNA International Inc., Kennedy Information, LLC, Llesiant Corp., The McArdle Printing Co., Inc., and S.T.F. Services Corporation. Mr. McCaffery was named vice president and editor-in-chief effective January 1, 2000, and publisher in July 2001. He was elected president and chief operating officer in April 2007, and was elected vice chairman of the board in April 2009.

Mr. McCaffery joined BNA in 1986 as an editor on the staff of BNA’s Chemical Regulation Reporter. He served in reporting and editing positions on several BNA publications until 1990, when he was appointed to management. In 1992, Mr. McCaffery helped to create, edit, and launch BNA’s Americans with Disabilities Act Manual (ADAM). In 1996, he helped manage the successful development and launch of BNA’s notification services in Lotus Notes and Web formats, and was named director of marketing and product development for the parent company.

Mr. McCaffery has held management positions on the following publication staffs: Daily Labor Report, Labor Relations Week, BNA’s Employee Relations Weekly, Workforce Strategies, Affirmative Action Compliance Manual, Equal Employment Opportunity Compliance Manual, and BNA’s Americans with Disabilities Act Manual.

Mr. McCaffery holds a bachelor of science degree from American University, and has completed course work at the University of London, the California Institute of Technology, and The Wharton School at the University of Pennsylvania.

Darren P. McKewen (49), Vice President and group publisher for tax and accounting services. He oversees the editorial, marketing, and business development operations of Tax Management Inc. He has served on the BNA Board of Directors since 2007, and has been a member of the Tax Management Inc. board for the last nine years. He is also on the board of directors of BNA International Inc.

Mr. McKewen began his BNA career in 1987 as a research analyst on the customer support staff of BNA PLUS. He subsequently worked in a variety of editorial positions as a writer, copy editor, and then managing editor. He held several positions working on new product development and product enhancements, leading up to director of product development. Mr. McKewen also served as executive editor and group publisher for the Human Resources & Payroll Publishing Group. He has been with Tax Management since 2005.

Prior to BNA, Mr. McKewen was an English teacher at the British cultural center in Asuncion, Paraguay, and worked as a research assistant at the Center for Strategic & International Studies in Washington. He holds a degree in political science from the University of Virginia and a certificate in information technology management from George Mason University.

Jonathan Newcomb (65), managing director, Coady Diemar Partners, LLC, a New York investment firm where he has been since 2004. Prior to that, he was a principal in the New York-based private equity firm of Leeds Equity Partners. From 1994 through 2001, he was chairman and chief executive officer of Simon & Schuster, one of the world’s leading educational, reference, and consumer publishers. He had been president and chief operating officer since January 1991. Prior to Simon & Schuster, he was president of the McGraw Hill Financial Information Group.

Mr. Newcomb is a member of the boards of United Business Media, Journal Communications and Lulu.com. Additionally, he is a board member of the Columbia Business School.

Ellen Taus (53), chief financial officer and treasurer, The Rockefeller Foundation. She formerly served as chief financial officer, Oxford University Press, Inc., until March 2008. From September 1999 — February 2003 she was the chief financial officer of New York Times Digital. She served as treasurer of The New York Times Company from 1997 — 1999. She joined The New York Times Company as assistant treasurer in December 1996. From 1994 to 1996, Ms. Taus was an independent financial and transition consultant. Ms. Taus was a vice president of corporate finance at R.H. Macy from 1992 to 1994.

Prior to that, Ms. Taus served as chief financial officer at the American Museum of the Moving Image from 1990 to 1992, as manager of corporate development at TW Services from 1985 to 1990, and evaluated all venture capital proposals for New York & Foreign Securities from 1983 to 1985. She received a B.A. degree in economics with honors from Northwestern University in 1980 and an M.B.A. degree in finance and marketing from Columbia University Graduate School of Business in 1982. In 1999 she completed the executive program at Stanford University.

Daniel W. Toohey (71), spent almost forty years practicing law in Washington, D.C., most of them at Dow Lohnes PLC, where he managed the firm for several years. He retired in 2002. During the years of his active practice he also wrote and lectured, principally on matters of communications and intellectual property law. He also was active in many community enterprises, including the Greater Washington Board of Trade, The Shakespeare Theatre, the Federal City Council, and others. For most of these he served as both trustee and general counsel. He lectured at the University of Michigan as a visiting professor, and taught classes at many other colleges and universities.

His academic degrees include an A.B. and J.D. from St. Louis University and a certificate from the Center for Professional Development at Georgetown University. He maintains a practice in executive/leadership coaching. He is one of four independent directors of NewTower Trust Company, Bethesda., Md., and chairs its audit committee. He maintains inactive memberships in the bars of the U.S. Supreme Court, the District of Columbia, and the states of Missouri and New York.

David M. Victor (52), director, Corporate and Tax Sales Division. Mr. Victor oversees approximately 100 sales professionals and managers who focus on sales to corporations, small to mid-size law firms, accounting firms, associations and state and local governments. He has been a member of the Tax Management Inc. board since 2008.

Mr. Victor joined BNA in 1993 as an account executive in Denver. In 1994 he ranked first in sales among all BNA sales professionals, breaking the company record for total sales in a single district. He was one of the top ten sales professionals for all three years he was in the field salesforce.

He was promoted to regional manager in 1997 and was responsible for the direction of a team of approximately 15 representatives. During his seven year tenure as regional manager, his region was consistently in the top 25 percent of all sales regions, finishing second in 2000 and first in 2002. In 2004, he was named director of the Corporate Sales Division, responsible for over 50 sales professionals. His divisions experienced year-over-year growth from 2005 through 2007. In 2008, he was named director of the newly-merged Corporate and Tax Sales Division, responsible for over 100 sales professionals. The division experienced significant sales growth during 2010, and he was named director of the Corporate, Legal and Tax Sales Division in 2011.

Prior to joining BNA, Mr. Victor was a sales manager for Airborne Express, a buyer for McDonnell Douglas, and production supervisor for Emerson Electric Company. He graduated from the University of Missouri with a bachelor of science degree in business administration.

Paul N. Wojcik (62), Chairman and Chief Executive Officer. Mr. Wojcik was elected to the BNA Board of Directors in 1989. He also serves as chairman of the boards of BNA International Inc., Kennedy Information, LLC, Llesiant Corp., The McArdle Printing Co., Inc., S.T.F. Services Corporation, Tax Management Inc., and BNA Washington Inc.

Mr. Wojcik joined BNA in 1972 as an editor for U.S. Law Week and was named managing editor of that service in 1979. In 1984, he became corporate counsel, and in June 1988 he became vice president and general counsel. In October 1994, he became senior vice president, and was named president and chief operating officer in February 1995. In December 1996, he was elected CEO, and was named chairman in 2007. He is currently a member of BNA’s Executive Committee, Strategic Planning Committee, and investment committees.

Mr. Wojcik is a graduate of Washington and Lee University and Catholic University’s Columbus School of Law. He is the vice-chair of the board of directors of Signature Theatre and serves on the executive and finance committees of that board. He is also a member of the board of directors of Hanover Research Council.

Set forth below are brief biographies of the Company’s non-director employees who currently serve as executive officers.

Gilbert S. Lavine (59), Treasurer. Mr. Lavine joined BNA in 1985. He has served as BNA’s Treasurer since 1998. He currently serves as Treasurer of Llesiant Corp. and S.T.F. Services Corporation, Secretary and Treasurer of BNA Holdings Inc., and Assistant Treasurer of BNA International Inc. and Kennedy Information, LLC.

James R. Schneble (56), Corporate Controller. Mr. Schneble joined BNA in 1985. He has served as BNA’s Corporate Controller since 1990.

To the knowledge of BNA, no current director or executive officer has, during the past 10 years: (i) filed a petition or has had a petition filed against him or her under federal bankruptcy laws or any state insolvency laws or a receiver, fiscal agent or similar officer appointed by a court for his or her business or property or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer at or within the last two years; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations, and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining him or her from, or otherwise limiting him or her from acting in any capacity regulated by the CFTC, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in any conduct or practice in connection with such activity, engaging in any type of business practice, or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his or her right to engage in any activity related to commodities or securities, or to be associated with persons engaged in any such activity; (v) been found by a court in a civil action or by the SEC to have violated any federal or state securities laws, and such judgment or finding has not been reversed, suspended, or vacated; (vi) been found by a court in a civil action or by the CFTC to have violated any federal commodities law, and such judgment or finding has not been reversed, suspended, or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding (not including any settlement of a civil proceeding among private litigants), not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in the Exchange Act), any registered entity (as defined in the Commodity Exchange Act), or any equivalent exchange, association, entity, or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information as to the beneficial ownership of our common stock as of August 24, 2011 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

The following table lists the applicable percentage beneficial ownership based on 9,597,017 shares of Class A common stock, and 15,513,363 shares of Class B common stock, outstanding as of August 24, 2011.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o The Bureau of National Affairs, Inc., 1801 S. Bell Street, Arlington, VA 22202.

	Number of Shares
	Beneficially Owned
	(All shares are Class		Percent
Name of Beneficial Owner	A except as indicated)		of Class

Directors and Named Executive Officers
*Paul A. Blakely	68,577		.71%	(a)
*Cynthia J. Bolbach	49,145		.51%
Marcia P. Kaplan	242,892		2.53%
George J. Korphage	274,261		1.77%
	(Class B Shares	)	(Class B Shares	)
*Eunice F. Lin	63,649		.66%
Gregory C. McCaffery	138,016		1.44%
*Darren P. McKewen	27,179		.28%
David M. Victor	107,200		1.12%
Paul N. Wojcik	200,996		2.09%
*Gerald S. Hobbs	0		0%
*Jonathan Newcomb	0		0%
*Ellen Taus	0		0%
*Daniel W. Toohey	0		0%
*Robert P. Ambrosini	13,541		.14%
*Carol A. Clark	65,675		.68%
All current directors and executive officers as a group (17 persons)	1,076,130		11.21%
	(Class A Shares	)	(Class A Shares	)
	274,261		1.77%
	(Class B Shares	)	(Class B Shares	)
Greater than 5% owners
Leonard Silverstein	549,811		5.73%
1700 K Street, NW, #300 Washington, D.C. 20006

*	Less than 1%.

(a)	Mr. Blakely’s shares include 4,174 Class A Shares owned by his spouse. These shares may be deemed to be beneficially owned by the beneficial owner named above under the rules and regulations of the Securities and Exchange Commission. The beneficial owner named above, however, disclaims beneficial ownership of the BNA shares owned by his spouse.

As of August 24, 2011, all directors and executive officers, as a group, beneficially owned 1,076,130 Class A Shares, or 11.21% of the outstanding Class A Shares, and 274,261 Class B Shares, or 1.77% of the outstanding Class B Shares. These share totals include 4,174 Class A Shares held by a spouse of a person in the group, who disclaims beneficial ownership of all such shares.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

BNA’s By-Laws establish the following standing committees: Executive, Audit, Budget, Corporate Governance, and Executive Compensation. The Board of Directors met six times during 2010. No director attended fewer than 75% of the meetings of the board and the meetings of the committees upon which he or she served. The board expects all members to attend all board meetings and all annual or special meetings of stockholders; all board members attended the 2010 Annual Meeting.

Shareholders who wish to send communications to the board or to a particular member of the board may do so by delivering a written communication to Cynthia J. Bolbach, Executive Vice President and Corporate Secretary, The Bureau of National Affairs, Inc., 1801 S. Bell Street, Arlington, VA 22202, and she will promptly forward any such written communications to the indicated director or directors.

Independent Directors.  The four directors who are not stockholders — Messrs. Hobbs, Newcomb, and Toohey, and Ms. Taus — are “independent” directors, in that none of them is, or has been, an officer or employee of BNA, none of them has accepted any consulting, advisory, or other compensatory fees from BNA or any of its subsidiaries other than in his or her capacity as a director, and none is considered an “affiliated person” of BNA or any of its subsidiaries.

Board Structure.  Mr. Wojcik serves as chairman of the board and as the BNA’s Chief Executive Officer; Mr. McCaffery serves as vice chairman of the board and as President and Chief Operating Officer. The board believes that this leadership structure allows the Chairman to focus on the overall strategic direction of the Company, including the subsidiaries, while allowing Mr. McCaffery to concentrate on the operations of the parent company and Tax Management Inc. The Board has not designated a “lead” independent director, believing that the size of the board is sufficiently manageable so as to allow all the independent directors to provide input and guidance. The board carries out its risk oversight function primarily in two ways: first, in terms of financial risk oversight, through its Audit Committee, which oversees BNA’s financial reporting as described below; and, second, in terms of business and competitive risks, through regular reports from management and from outside advisers evaluating and analyzing BNA’s competitive position in the marketplace.

Audit Committee.  The Audit Committee’s primary function is to assist the board in fulfilling the board’s oversight of BNA’s financial reporting and accounting policies. The committee operates pursuant to a written charter which is reviewed annually by the committee and by the board. The charter is posted on BNA’s web site at www.bna.com/stockinfo.htm. The committee is composed of four members, all of whom are “independent,” as defined above. In addition, the board has determined that Ellen Taus is an “audit committee financial expert” as defined by the Securities and Exchange Commission. During 2010, the committee met eight times. Members of the committee are Ms. Taus and Messrs. Hobbs, Newcomb, and Toohey.

Corporate Governance Committee.  The Corporate Governance Committee advises the board on matters of governance and corporate practice as well as any other matters that may be assigned to it for study by the board. The committee operates pursuant to a written charter which is reviewed annually by the committee and by the board, and which is posted on the BNA internal home page. During 2010, the committee met three times. Members of the committee are Ms. Bolbach, Ms. Taus and Messrs. Hobbs, Newcomb, and Toohey.

Executive Committee.  The Executive Committee, pursuant to BNA’s By-Laws, has the authority to exercise all powers of the board (except as otherwise provided or required by law) when the board is not in session, and, during the intervals between board meetings, and provides advice and assistance in matters concerning management of the business. During 2010, the committee met six times. Its members are Ms. Bolbach, Ms. Lin, and Messrs. McCaffery and Wojcik.

Executive Compensation Committee.  The Executive Compensation Committee makes recommendations to the Board of Directors annually concerning the compensation of the Chairman and Chief Executive Officer and the President and Chief Operating Officer, and assists the board generally in matters of executive compensation. The committee operates pursuant to a written charter which is reviewed annually by the committee and by the board, and which is posted on the BNA internal home page. During 2010, the committee met three times. Its members are Ms. Taus and Messrs. Hobbs, Newcomb, and Toohey.

The charters of the Audit Committee, Corporate Governance Committee, and Executive Compensation Committee are also available upon request to Cynthia J. Bolbach, Executive Vice President and Corporate Secretary, The Bureau of National Affairs, Inc., 1801 S. Bell Street, Arlington, VA 22202.

Nomination of Directors.  There is no standing Nominating Committee, nor is there a charter for the Nominating Committee. Under BNA’s By-Laws, a Nominating Committee is appointed in the event of a vacancy on the board. The By-Laws further provide that members of the board shall automatically be renominated, with the exception of any independent directors elected to the board after April 2003. There is no charter currently in effect for the Nominating Committee, although the Corporate Governance Committee, at its meeting on December 11, 2008, reviewed and approved Nominating Committee guidelines, to be recommended to the full Board of Directors for approval in the event that a Nominating Committee is appointed.

A summary of the By-Law provisions permitting any Class A stockholder(s) owning at least 2% of the outstanding Class A shares to submit nominations was mailed to each Class A stockholder on March 2, 2011. Because the board believes that these By-Law provisions offer stockholders the opportunity to nominate candidates for the board, there is no specific policy in place concerning the Nominating Committee’s consideration of candidates recommended by stockholders.

Code of Ethics.  The board has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officer. This code is posted on BNA’s web site at www.bna.com/stockinfo.htm.

Compliance with Section 16(a) of the Securities Exchange Act of 1934.  Section 16 of the Securities Exchange Act of 1934 requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. SEC regulations also require these persons to furnish us with a copy of all Section 16(a) forms they file. Based solely on our review of the copies of the forms furnished to us since January 1, 2009, these forms were filed on a timely basis by all directors, officers, or any other person subject to Section 16 of the Securities Exchange Act of 1934.

Related Party Transactions Policy and Procedures

Since the beginning of BNA’s last fiscal year, there has been no related party transaction. Related party transactions are reviewed by the Company’s Corporate Secretary, and if material, by the Audit Committee, in accordance with the Company’s documented policy. Pursuant to the written policy, each fiscal year, the Corporate Secretary distributes questionnaires to each of its officers, members of the Company’s Board and 5% stockholders. These questionnaires include questions designed to elicit responses with respect to potential related party transactions or relationships. Upon a review of these questionnaires, the Corporate Secretary brings to the attention of the Company’s Board any potential related party transaction or relationship. The Company’s Board then considers whether to approve any related party transaction or relationship in accordance with law. All officers, members of the Company’s board and 5% stockholders are expected to inform representatives of the Company of any potential related party transaction or relationship.

Director Attendance at Annual Stockholder Meetings.  The board expects all members to attend all board meetings and all annual or special meetings of stockholders; all board members attended the 2010 Annual Meeting.

Stockholder Communications.  Shareholders who wish to send communications to the board or to a particular member of the board may do so by delivering a written communication to Cynthia J. Bolbach, Executive Vice President and Corporate Secretary, The Bureau of National Affairs, Inc., 1801 S. Bell Street, Arlington, VA 22202, and she will promptly forward any such written communications to the indicated director or directors.

Compensation Committee Interlocks and Insider Participation

The members of the Executive Compensation Committee serve as the board’s independent directors, and none are former or current officers or employees of BNA or any of its subsidiaries. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board or our Executive Compensation Committee.

DIRECTOR COMPENSATION

The directors who are BNA employees are not compensated for their services as BNA directors. During 2010, the directors who are not stockholders — the independent directors — received an annual retainer of $16,000 for board service and $2,500 for each standing committee on which the director serves (except for the Audit Committee, for which the annual retainer was $4,000 for committee members; Ms. Taus was paid fees totaling $7,500 for her service as chair in 2010). Additionally, independent directors are paid a fee of $1,500 per board meeting attended and are reimbursed for travel expenses. Each independent director serves on the Audit Committee, the Corporate Governance Committee, and the Executive Compensation Committee. The independent directors also receive an annual supplemental compensation payment that is based on BNA’s financial progress during the director’s service on the board. This supplemental compensation is based on the growth of BNA’s cash flow per share (as defined) during the director’s tenure on the board. Because the supplemental compensation formula is based upon a financial measure which influences BNA share price and dividend decisions, the board believes that this compensation more closely aligns the total compensation of the independent directors to the interests of stockholders. The independent directors’ fees and the annual supplemental compensation payment were established by action of the full board. Retired stockholder members of the board — Messrs. Froemming (until his 2011 departure from the board) and Korphage — are compensated for their service in the amount of $1,500 for each board meeting attended, and $1,500 for each day spent participating in board committee meetings. During 2010, Mr. Korphage served on the board’s investment committees.

The table below summarizes the compensation earned by non-employee directors for the fiscal year ended December 31, 2010.

Name	Fees Earned	All Other Compensation(1)	Total

Gerald Hobbs	$34,000	$20,000	$54,000
Jonathan Newcomb	$34,000	$20,000	$54,000
Ellen Taus	$36,000	$20,000	$56,000
Daniel Toohey	$34,000	$20,000	$54,000
Neil Froemming	$9,000	$0	$9,000
George Korphage	$16,500	$0	$16,500

(1)	All other compensation includes supplemental cash compensation for Ms. Taus and Messrs. Hobbs, Newcomb, and Toohey.

COMPENSATION DISCUSSION AND ANALYSIS

A.	Compensation Discussion and Analysis

Compensation Philosophy and Objectives

BNA’s management compensation program is designed to attract, retain, motivate, and reward a highly qualified productive workforce by offering competitive compensation, superior benefits, and a professional and challenging work environment. The compensation of the named executive officers included in the Summary Compensation Table below (referred to as the “named executive officers”) is designed to reward the achievement of both annual and long-term strategic goals.

The Executive Compensation Committee has overall responsibility for evaluating and approving BNA’s executive compensation plans, policies, and programs. The committee’s responsibilities are set out in a written charter that was most recently reviewed and approved by the full Company Board at its meeting on February 10, 2011. Pursuant to that charter, the committee meets periodically with the Chairman and Chief Executive Officer, and with the President and Chief Operating Officer, to discuss their annual objectives, and their progress towards attaining those objectives. The committee evaluates the performance of the Chairman and Chief Executive Officer, and the President and Chief Operating Officer, based upon attainment of their individual objectives and the attainment of corporate goals and objectives, reports annually to the Company Board regarding that review, and recommends the base salary to be paid to each. The committee also reviews with the Chairman and Chief Executive Officer the base salary of all corporate officers and subsidiary officers who report to the Chairman and Chief Executive Officer, it reviews and approves any incentive compensation program that is in effect, it reviews and acts on any requested adjustments to the incentive compensation program, and it reviews any employment and/or severance agreements entered into by BNA with any corporate or subsidiary officers.

BNA began an incentive compensation program as a pilot initiative in 2006, and the committee approved incentive compensation plans for 2007 and 2008. At its meeting on March 12, 2009, the committee adopted management’s request to suspend the incentive compensation plan for 2009, based upon management’s objective of allocating all possible funds for investment in corporate strategic initiatives. No incentive compensation program was therefore in effect for 2009, nor was an incentive compensation plan in effect during 2010.

Principal Elements of Compensation

For the fiscal year ended December 31, 2010, the principal elements of compensation for the named executive officers were:

Base salary.  BNA provides the named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary is intended to be the major component of the named executive officers’ compensation. The Executive Compensation Committee, as noted above, annually recommends to the Company Board the base salary to be paid to the Chairman and Chief Executive Officer, and to the President and Chief Operating Officer, based upon the attainment of objectives as noted above. The committee recommended, at the board’s April 17, 2010 meeting, that Mr. Wojcik be compensated in the amount of $642,720 for the period April 2010 — April 2011, and that Mr. McCaffery be compensated in the amount of $482,300 for the period April 2010 — April 2011, and, after full discussion, this recommendation was approved by the Company Board. Mr. Wojcik reviewed the performance, and established the base salaries, of Mr. Ambrosini and Ms. Lin, and Mr. McCaffery reviewed the performance, and established the base salary, of Ms. Clark.

Profit Sharing.  The named executive officers participate in the BNA Employees’ Cash Profit Sharing Plan, which distributes a percentage of the operating profit (as defined in the BNA Employees’ Cash Profit Sharing Plan) to all full-time employees of the parent corporation and certain subsidiaries, with the exception of sales representatives. The amount each employee receives is determined by salary and seniority, with the same formula applied to the named executive officers as is applied to all other employees. The profit-sharing plan has historically provided less than 6% of total compensation.

Retirement Plan.  The named executive officers participate, as do all full-time BNA employees and all part-time employees who work at least 1,000 hours a year, in the BNA Employees’ Retirement Plan. The retirement plan is an ERISA-qualified, non-contributory defined benefit plan. The amount of each participant’s retirement benefit is determined by a specific formula based on average annual compensation and years of service with BNA. (The BNA Employees’ Retirement Plan was closed to new participants as of September 1, 2010).

Supplemental Employees’ Retirement Plan.  Certain of the named executive officers also participate in the Supplemental Employees’ Retirement Plan, which is a non-qualified, non-contributory plan that provides supplemental retirement benefits to those BNA employees whose benefits under the ERISA-qualified plan are limited by the Code. The Supplemental Employees’ Retirement Plan does not provide vesting rights, and its benefits are payable only upon a participant’s retirement from BNA.

B.	Compensation Committee Report

The Executive Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on that review and those discussions, the committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Jonathan Newcomb, Chairman
Gerald S. Hobbs
Ellen Taus
Daniel W. Toohey

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the total compensation provided to each of the named executive officers for the fiscal years ended December 31, 2010, 2009, and 2008.

				(2)	(3)
				Non-Equity	Change in
			(1)	Incentive	Pension
Name and Principal Position	Year	Salary	Bonus	Compensation	Value	Total

Paul Wojcik	2010	$634,638	$48,471	$0	$291,172	$974,281
Chairman and CEO	2009	$618,000	$32,073	$0	$244,650	$894,723
	2008	$604,846	$36,280	$0	$353,905	$995,031
Gregory McCaffery	2010	$473,375	$36,089	$0	$299,397	$808,861
President and COO	2009	$455,000	$23,567	$0	$252,075	$730,642
	2008	$447,558	$26,792	$13,195	$243,813	$731,358
Robert Ambrosini	2010	$318,720	$24,092	$0	$22,913	$365,725
Exec. VP and CFO	2009	$312,000	$16,016	$0	$18,107	$346,123
	2008	$306,923	$18,199	$0	$22,044	$347,166
Carol Clark	2010	$270,155	$20,793	$0	$189,062	$480,010
Exec. VP and CIO	2009	$270,155	$14,118	$0	$163,730	$448,003
	2008	$265,865	$16,053	$7,834	$160,159	$449,911
Eunice Lin	2010	$232,757	$17,803	$0	$76,110	$326,670
Exec. VP and General	2009	$227,850	$11,830	$0	$57,885	$297,565
Counsel	2008	$223,260	$13,396	$0	$40,259	$276,915

(1)	Represents cash profit sharing.

(2)	Represents the award earned pursuant to the incentive compensation program. For further information about this program, see the “Compensation Discussion and Analysis” section of this Information Statement.

(3)	Represents the increase in the present value of the accumulated benefits under the BNA Employees’ Retirement Plan and, if applicable, the Supplemental Employees’ Retirement Plan.

Pursuant to the terms of a severance agreement effective June 2007 — June 2010, Mr. Ambrosini was entitled, during the first two years of the agreement, to one year’s salary in the event he was discharged other than for cause or in certain other circumstances. In addition, during the term of the agreement, if he was discharged within one year after a change in control of the Company, he would have been entitled to either one year or two years’ salary, depending upon when the change of control became effective. This agreement has expired. There are no other employment agreements, change in control agreements, or severance agreements in effect for any of the named executive officers. BNA does not offer stock options or other similar awards or grants, or any non-qualified deferred compensation plans.

Pension Benefits Table

The following table shows the present value of accumulated benefits payable to each of the named executive officers and the number of years of service credited (including credit for unused sick leave) to each such named executive officer under the BNA Employees’ Retirement Plan and the Supplemental Employees’ Retirement Plan.

		Number of Years	Present Value of	Payments During
Name	Plan Name	Credited Service*	Accumulated Benefit	Last Fiscal Year

Paul Wojcik	Retirement Plan	41	$1,372,414	—
	Supplemental Plan	41	$2,469,828	—
Gregory McCaffery	Retirement Plan	26	$751,516	—
	Supplemental Plan	26	$806,916	—
Robert Ambrosini	Retirement Plan	4	$63,064	—
	Supplemental Plan	4	—	—
Carol Clark	Retirement Plan	29	$1,019,169	—
	Supplemental Plan	29	$244,648	—
Eunice Lin	Retirement Plan	17	$368,461	—
	Supplemental Plan	17	$9,005	—

*	Years of credited service include service resulting from accumulated unused sick leave

Potential Payments upon Termination or Change in Control

The named executive officers are covered by individual change in control severance agreements and a retention program that provide for certain payments upon a qualifying termination of the executive’s employment. These arrangements are described below. None of these arrangements were yet in effect at the end of our last fiscal year. As set forth in connection with the Pension Benefits Table above, the named executive officers are also entitled to certain pension benefits upon termination of employment.

Change in Control Severance Agreements

Each of the named executive officers is party to individual severance agreements with the Company that, subject to a release of claims and compliance with a one-year non-solicitation and non-competition covenant, provide severance payments and benefits if their employment is terminated by the Company without “cause” (as described below) or such executive terminates employment for “good reason” (as described below) within two years following a change in control of the Company (or before consummation of a change in control in certain limited circumstances where a potential acquiror takes actions that are adverse to the executives’ employment conditions). Those benefits consist of: a lump-sum severance payment of two times (three times in the case of Messrs. Wojcik and McCaffery) the executive’s base salary as in effect immediately prior to the date of termination or, if higher, as in effect immediately prior to the first occurrence of an event or circumstance constituting good reason; a pro-rata portion of the executive’s target annual bonus under any annual bonus or incentive plan in respect of the period in which the termination occurs; two years (three years in the case of Messrs. Wojcik and McCaffery) continuation of substantially similar medical and life benefits;

as applicable, an additional two years (three years in the case of Messrs. Wojcik and McCaffery) age and service credit for post-retirement medical benefit purposes; outplacement services suitable to the executive’s position for two years (three years in the case of Messrs. Wojcik and McCaffery) or, if earlier, until acceptance of other employment; and, as applicable, continuation of perquisites for one year.

As defined in the individual severance agreements, “cause” means: (i) the willful and continued failure by the executive to substantially perform the executive’s duties (other than by reason of physical or mental illness or after the issuance of a notice of termination for good reason) that has not been cured within 30 days after a written demand for substantial performance or (ii) the willful engaging by the executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries. No act, or failure to act, on the executive’s part will be deemed “willful” for this purpose unless done, or omitted to be done, by the executive not in good faith and without reasonable belief that the executive’s act, or failure to act, was in the best interest of the Company.

As defined in the individual severance agreements, “good reason” means any of the following circumstances if the executive gives notice thereof within 90 days following its occurrence: (i) the assignment to the executive of duties inconsistent with the executive’s status as an executive officer of the Company or a substantial adverse alteration in the nature or status of the executive’s responsibilities from those in effect immediately prior to the change in control other than any such alteration primarily attributable to the fact that the Company may no longer be a public company; (ii) a reduction by the Company in the executive’s annual base salary; (iii) the relocation of the executive’s principal place of employment to a location more than 30 miles from the executive’s principal place of employment immediately prior to the change in control or the Company’s requiring the executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the executive’s business travel obligations as in effect before the change in control; (iv) the failure by the Company to pay to the executive any portion of the executive’s current compensation, or to pay to the executive any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven days of the date such compensation is due; (v) the failure by the Company to continue in effect any material compensation plan in which the executive participates which is material to the executive’s total compensation, including without limitation any annual incentive plans, unless an equitable arrangement has been made with respect to such plan, or the failure by the Company to continue the executive’s participation therein on a basis not materially less favorable, both in terms of the amount or timing of payment of benefits provided and the level of the executive’s participation relative to other participants; or (vi) the failure by the Company to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under any of the Company’s pension, savings, life insurance, medical, health and accident, or disability plans in which the executive was participating (except for immaterial changes and across the board changes similarly affecting all executives of the Company and all executives of the acquiror), the taking of any other action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the executive of any material fringe benefit enjoyed by the executive, or the failure by the Company to provide the executive with the number of paid vacation days to which the executive is entitled on the basis of years of service with the Company in accordance with the Company’s normal vacation policy.

Retention Program

The Company has put in place a retention program for the named executive officers that provides generally for a payment equal to a percentage of the executive’s base salary: 75% for Messrs. Wojcik, McCaffery and Ambrosini and 25% for Ms. Clark and Ms. Lin. One half of the benefit amount would be payable upon consummation of a change in control occurring before August 24, 2013, with the remainder paid six months later, in each case provided generally that the executive remains employed at that time. If no change in control of the Company occurs before August 24, 2013, the benefit amount would then be payable, again provided generally that the executive remains employed at that time. Upon termination of the executive’s employment by reason of death or disability, by the Company without “cause” (as defined above in regard to the individual severance arrangements) or by the executive for “good reason” (as defined below), any remaining benefit amount would be payable in full, subject to execution of a release of claims. Payments under this retention program would be reduced to the extent they would cause a loss of a federal income tax deduction under the golden parachute rules of Section 280G of the Code. For purposes of this retention program, “good reason” means any of the following circumstances if the executive gives notice thereof within 90 days following its occurrence: (i) the assignment to the executive of duties materially inconsistent with the executive’s status as a management employee of the Company or a substantial adverse alteration in the nature or status of the executive’s responsibilities from those in effect immediately prior to a change in control other than any such alteration primarily attributable to the fact that the Company may no longer be a public company; (ii) a material reduction by the Company in the executive’s annual base salary; or (iii) the relocation of the executive’s principal place of employment to a location more than 30 miles from the executive’s principal place of employment immediately prior to a change in control or the Company’s requiring the executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the executive’s present business travel obligations.

Quantification of Payments and Benefits

The following tables and related footnotes set forth the approximate amounts of the payments and benefits that the named executive officer would receive, determined as if a change in control had been consummated on August 31, 2011, and assuming that the employment of each named executive officer was terminated by the Company without cause or by the officer for good reason on such date.

		Perquisites/
Name	Cash ($)(1)	Benefits ($)(2)	Total ($)(3)

Paul N. Wojcik	2,644,550	95,411	2,739,961
Gregory C. McCaffery	2,038,750	95,411	2,134,161
Robert P. Ambrosini	971,626	64,907	1,036,533
Carol A. Clark	515,096	50,262	565,358
Eunice F. Lin	576,059	36,748	612,807

(1)	As described above, the amounts set forth under the column entitled “Cash” for each named executive officer consist of (a) a lump-sum severance payment equal to a multiple of base salary, and (b) a pro-rata portion of the executive’s target annual bonus for 2011 and (c) a retention benefit equal to a specified percentage of the executive’s base salary. The full amount of the retention benefit would be paid if the executive’s employment continued until August 24, 2013, or, if earlier, until six months following consummation of a change in control.

The following table shows the severance attributable to salary and pro-rata bonus, respectively, and the amount attributable to the retention benefit, included in the amount set forth in the column captioned “Cash” in the table above for each named executive officer.

	Severance	Severance	Retention
Name	(Salary) ($)	(Bonus) ($)	($)

Paul N. Wojcik	2,043,000	90,800	510,750
Gregory C. McCaffery	1,575,000	70,000	393,750
Robert P. Ambrosini	673,960	44,931	252,735
Carol A. Clark	432,248	28,817	54,031
Eunice F. Lin	483,406	32,227	60,426

(2)	The amounts set forth under the column captioned “Perquisites/Benefits” are for outplacement costs ($30,000 for Messrs. Wojcik and McCaffery and $20,000 for the other executives) with the balance attributable to continuation of medical and life insurance benefits, determined in each case as if the executive terminated employment and received the benefits for the entire applicable severance period (three years for Messrs. Wojcik and McCaffery and two years for the other executives).

(3)	Payments under the retention program would be reduced to the extent they would cause a loss of a federal income tax deduction under the golden parachute rules of Section 280G of the Code, and accordingly the amounts payable to the executives could be less than those shown in the “Retention” column above. The amount of such reduction, if any, cannot be finally determined at this time.

Audit Committee Report

The committee (i) reviewed and discussed the audited financial statements for 2010 with management; (ii) discussed with BDO USA, LLP, BNA’s independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards 114; (iii) confirmed that BDO USA, LLP is an independent registered public accounting firm with respect to BNA within the meaning of the Securities Act of 1933, as amended, and the requirements of the Public Company Accounting Oversight Board; and (iv) based on its review and discussion, recommended to the Board of Directors that the audited financial statements be included in BNA’s Annual Report on Form 10-K.

The committee met with Cynthia J. Bolbach, Executive Vice President and Corporate Secretary, to review conflict of interest questionnaires completed by BNA’s Board of Directors, BNA officers and management personnel, and the members of the subsidiary boards of directors and subsidiary management personnel; met with Eunice Lin, Executive Vice President and General Counsel, to review the status of litigation and outstanding claims pending against the corporation and its subsidiaries; reviewed the requirements imposed upon audit committees by the Sarbanes-Oxley Act of 2002; received status reports concerning BNA’s internal controls assessment project required by Section 404 of the Sarbanes-Oxley Act; and pre-approved for 2011 certain non-audit services to be performed by BDO USA, LLP.

Procedure for Handling Complaints Regarding Financial Matters.  This procedure, for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters at BNA or at any BNA subsidiaries, is posted on the BNA internal home page, and is also available upon written request to Cynthia J. Bolbach, Executive Vice President and Corporate Secretary, The Bureau of National Affairs, Inc., 1801 S. Bell Street, Arlington, VA 22202. No complaints were received pursuant to this procedure during 2010.

Ellen Taus, Chairman
Gerald S. Hobbs
Jonathan Newcomb
Daniel W. Toohey